Exhibit 2.1


                          ASSET PURCHASE AGREEMENT

                                  between

                         TRANSAMERICA LEASING INC.

                                    and

                              INTERPOOL, INC.


                         Dated as of July 27, 2000



                             TABLE OF CONTENTS


                                                                     Page

ARTICLE I      DEFINITIONS..............................................1
      1.1      Definitions..............................................1
      1.2      Other Definitional Provisions............................8

ARTICLE II     SALE OF ASSETS; ASSUMPTION OF LIABILITY;
                 PURCHASE PRICE.........................................9
      2.1      Sale and Purchase of Assets..............................9
      2.2      Excluded Assets.........................................10
      2.3      Assumption of Liabilities...............................11
      2.4      Excluded Liabilities....................................12
      2.5      Purchase and Sale.......................................13
      2.6      Post-Closing Purchase Price Adjustment..................14
      2.7      Cash Management after the Cut-Off Date..................16

ARTICLE III    CLOSING.................................................18
      3.1      Closing.................................................18
      3.2      Closing Deliveries......................................18

ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF SELLER................19
      4.1      Organization, Power.....................................19
      4.2      Authority Relative to Agreement.........................19
      4.3      Non-Contravention.......................................19
      4.4      Consents................................................20
      4.5      Signing Statements......................................20
      4.6      Litigation..............................................21
      4.7      Compliance with Laws; Permits and Licenses..............21
      4.8      Absence of Certain Changes or Events....................21
      4.9      Special Purpose Financial Statements....................21
      4.10     Warranty Claims.........................................22
      4.11     Employees; Employee Benefits............................22
      4.12     Taxes...................................................23
      4.13     Material Contracts......................................23
      4.14     Title to Assets; Absence of Encumbrances; Assets........25
      4.15     Leases of Real Property.................................26
      4.16     Environmental...........................................26
      4.17     Intellectual Property...................................27
      4.18     Brokers.................................................27
      4.19     Accounts Receivables....................................27
      4.20     No Regulatory Impediment................................28
      4.21     Limitation on Representations and Warranties............28

ARTICLE V      REPRESENTATIONS AND WARRANTIES OF PURCHASER.............28
      5.1      Organization............................................28
      5.2      Authority Relative to Agreement.........................28
      5.3      Non-Contravention.......................................29
      5.4      Consents................................................29
      5.5      Brokers.................................................29
      5.6      Financing...............................................29
      5.7      No Regulatory Impediment................................30

ARTICLE VI     COVENANTS...............................................30
      6.1      Conduct of Business.....................................30
      6.2      Access; Confidentiality.................................31
      6.3      Taking of Necessary Action..............................32
      6.4      Release of Seller from Assumed Liabilities..............33
      6.5      Exclusivity.............................................33
      6.6      Release of Purchaser from Excluded Liabilities..........33
      6.7      Insurance; Risk of Loss.................................33
      6.8      Assumption of Proceedings...............................34
      6.9      Mail; Payments..........................................34
      6.10     License of Name.........................................34
      6.11     Post-Closing Sales Tax Cooperation......................36
      6.12     Post-Closing Accounting Cooperation.....................36
      6.13     General Cooperation.....................................36
      6.14     Assigned Contracts......................................36
      6.15     Bulk Sales Waiver.......................................36
      6.16     Public Announcements....................................37
      6.17     Notices of Certain Events...............................37
      6.18     Further Assurances......................................37
      6.19     Covenant Not to Compete.................................37
      6.20     Cooperation with Respect to Financing...................38
      6.21     Insurance Reimbursement.................................39
      6.22     Contingent Guaranty.....................................39
      6.23     Transition Services Agreement...........................39

ARTICLE VII    EMPLOYEE MATTERS........................................39
      7.1      Business Employees......................................39
      7.2      Employment..............................................40
      7.3      Employee Benefits.......................................40
      7.4      Assumption of Liabilities...............................41
      7.5      Retirement Plan for Salaried Business Employees.........42
      7.6      401(k) Plan.............................................42
      7.7      TARRP...................................................43
      7.8      Workers' Compensation...................................43
      7.9      Vacation Pay............................................44
      7.10     Welfare Plans...........................................44
      7.11     Educational Assistance Policy...........................44
      7.12     Adoption Assistance Policy..............................44
      7.13     Bonuses.................................................45
      7.14     Plant Closing Laws......................................45
      7.15     Employee Communications.................................45

ARTICLE VIII   CONDITIONS TO THE CLOSING...............................45
      8.1      Conditions of Obligation of Each Party..................45
      8.2      Additional Conditions to the Obligations of Purchaser...46
      8.3      Additional Conditions to the Obligations of Seller......47

ARTICLE IX     TERMINATION, AMENDMENT AND WAIVER.......................47
      9.1      Termination.............................................47
      9.2      Effect of Termination...................................48
      9.3      Extension; Waiver.......................................49

ARTICLE X      TAX MATTERS.............................................49
      10.1     Post-Closing Tax and Accounting Matters.................49
      10.2     Allocation of Consideration.............................49

ARTICLE XI     INDEMNIFICATION.........................................50
      11.1     By Seller...............................................50
      11.2     By Purchaser............................................51
      11.3     Indemnification Procedure...............................52
      11.4     Survival................................................53
      11.5     Exclusivity.............................................53
      11.6     Limits on Environmental Indemnification.................53

ARTICLE XII    MISCELLANEOUS...........................................54
      12.1     Amendment and Modification; Waiver of Provisions........54
      12.2     Expenses................................................55
      12.3     Successors and Assigns; Assignments.....................56
      12.4     No Third Parties Benefited..............................57
      12.5     Notices.................................................57
      12.6     Law Governing...........................................58
      12.7     Counterparts............................................58
      12.8     Entire Agreement........................................58
      12.9     Choice of Forum; Waiver of Jury Trial...................58
      12.10    Headings................................................59
      12.11    Severability............................................59

EXHIBIT A         Signing Net Assets Statement
EXHIBIT B         Signing Net Book Value of Equipment Report



                          ASSET PURCHASE AGREEMENT


                  ASSET PURCHASE AGREEMENT, dated as of July 27, 2000 ("Agreement"), between TRANSAMERICA LEASING INC., a Delaware corporation ("Seller"), and INTERPOOL, INC., a Delaware corporation ("Purchaser").


                                 WITNESSETH


                  WHEREAS, Seller owns certain assets and properties used in the conduct of Seller's Business (as hereinafter defined);

                  WHEREAS, Seller and Purchaser desire to enter into this Agreement pursuant to which Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller substantially all of the assets, properties, rights and business of and to assume certain liabilities relating to Seller's Business.

                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

                                 ARTICLE I

                                DEFINITIONS

                  1.1 Definitions. The following terms when used in this Agreement shall have the following meanings:

                  "Accounting Firm" has the meaning set forth in Section
10.2.

                  "Accounts Receivable" means any and all trade accounts, notes and other receivables of Seller and its Subsidiaries in respect of the Business and all claims relating thereto or arising therefrom.

                  "Accrued Interest" shall have the meaning set forth in
Section 2.5(b).

                  "Additional Equipment Payment Amount" has the meaning set forth in Section 2.6(b).

                  "Additional Net Assets Payment Amount" has the meaning set forth in Section 2.6(b).

                  "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" (including with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any Person shall mean (a) the ownership of 50% or more of the voting securities or other voting interests of such Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person, whether through ownership of voting securities, by contract or otherwise.

                  "Agreement" has the meaning set forth in the Preamble.

                  "Allocation Agreement" has the meaning set forth in
Section 10.2.

                  "Applicable Law" has the meaning set forth in Section
4.3.

                  "Assets" has the meaning set forth in Section 2.1.

                  "Assumed Liabilities" has the meaning set forth in
Section 2.3.

                  "Bank Commitment Letter" has the meaning set forth in
Section 5.6.

                  "Benefit Plan" has the meaning set forth in Section
4.11(b).

                  "Business" means Seller's North American Intermodal Business, comprised of Trailer, Domestic Container and Chassis rental, operating, leasing and management businesses.

                  "Business Claims" has the meaning set forth in Section
6.7(b).

                  "Business Day" means any day which is not a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to be closed.

                  "Business Employee" has the meaning set forth in Section
7.1.

                  "Business Liabilities" has the meaning set forth in
Section 6.7(b).

                  "Canada Trust Transaction Documents" means all documents executed and delivered in connection with or pursuant to that certain Equipment Sub-Lease Agreement made as of December 17, 1996 between Maple Assets Investments Limited and Transamerica Leasing Inc. (including but not limited to the "Transaction Documents" as such term is used in said Equipment Sub-Lease Agreement).

                  "Cash Management Schedule" has the meaning set forth in
Section 2.7(b).

                  "Chassis" means any and all chassis, excluding tank chassis, owned, managed or leased-in by Seller or any of its Subsidiaries and used or held for use in connection with the Business.

                  "Cleanup" means all actions required by Environmental Laws (based upon reasonable evidence of an actual or potential violation of Environmental Laws or other Release or Third Party Environmental Claims) to: (1) cleanup, remove, treat or remediate Hazardous Materials in the Environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the Environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any Governmental Authority requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the Environment.

                  "Closing" has the meaning set forth in Section 3.1.

                  "Closing Date" has the meaning set forth in Section 3.1.

                  "COBRA" has the meaning set forth in Section 7.10(b).

                  "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                  "Competitive Business" has the meaning set forth in
Section 6.19(a).

                  "Confidentiality Agreement" means the Confidentiality Agreement, dated March 7, 2000, between Parent and Purchaser.

                  "Contract" has the meaning set forth in Section 4.3.

                  "Cut-Off Date" has the meaning set forth in Section 3.1.

                  "Cut-Off Date Net Assets Statement" has the meaning set forth in Section 2.6(a).

                  "Cut-Off Date Net Book Value of Equipment Report" has the meaning set forth in Section 2.6(a).

                  "Cut-Off Date Statements" has the meaning set forth in
Section 2.6(a).

                  "Down Payment" shall have the meaning set forth in
Section 2.5(b).

                  "Disputed Cash Management Items" has the meaning set forth in Section 2.7(c).

                  "Domestic Container" means any and all domestic containers owned, managed or leased-in by Seller or any of its Subsidiaries and used or held for use in connection with the Business.

                  "EBITDA" has the meaning set forth in Section 4.9.

                  "Encumbrances" means any mortgages, claims, liens, charges, security interests, encumbrances, imperfections of or other matters affecting title, and any rights of third parties whatsoever.

                  "Environment" means the ambient air, surface water, groundwater, soils, surface or subsurface strata and the interior of a building, except that the inside of a tank or container shall not be considered the interior of a building.

                  "Environmental Laws" means any and all federal, state, local and foreign statutes, laws, judicial, administrative and regulatory decisions, regulations, ordinances, codes, licenses, authorizations and approvals in either case having the force and effect of law and in each case as in effect on the Closing Date and which relate to the protection of the environment or human health (as it relates to the environment) or to emissions, discharges, releases or spills of Hazardous Materials into the environment.

                  "Equipment Refund Amount" has the meaning set forth in
Section 2.6(b).

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "ERISA Affiliate" has the meaning set forth in Section
4.11(d).

                  "Excluded Assets" has the meaning set forth in Section
2.2.

                  "Excluded Liabilities" has the meaning set forth in
Section 2.4.

                  "Financing" has the meaning set forth in Section 5.6.

                  "GAAP" means United States generally accepted accounting principles as of the date hereof.

                  "Governmental Authority" has the meaning set forth in
Section 4.3.

                  "Hazardous Materials" means any toxic, radioactive or hazardous substance or waste, pollutant or contaminant, petroleum or petroleum product, exposed friable asbestos as of the Closing Date and any substances that are defined or listed in or otherwise regulated or classified as hazardous, toxic or extremely hazardous pursuant to any Environmental Law.

                  "HSR Act" has the meaning set forth in Section 8.1(b).

                  "Impartial Accounting Firm" has the meaning set forth in
Section 2.6(a).

                  "Indemnified Costs" has the meaning set forth in Section 11.1(a).

                  "Instruments of Transfer" means warranty deeds, bills of sale, assignments, endorsements of certificates of title and other instruments and documents.

                  "Intellectual Property" has the meaning set forth in
Section 4.17.

                  "Interest Rate" has the meaning set forth in Section 2.5.

                  "IRS" means the Internal Revenue Service of the United States of America or any successor agency or authority.

                  "Knowledge" as to Seller means the actual knowledge of the employees of Seller or its Subsidiaries listed in Section 1 of the Seller Disclosure Schedule.

                  "Lease" has the meaning set forth in Section 4.15.

                  "Leased Premises" has the meaning set forth in Section
4.15.

                  "Liabilities" has the meaning set forth in Section 2.3.

                  "License" has the meaning set forth in Section 6.10(a).

                  "License Term" has the meaning set forth in Section
6.10(a).

                  "LTIP" means the Transamerica Finance Corporation Long-Term Incentive Plan.

                  "Major Customer" means those customers of the Business who collectively accounted for 85% of the revenues of the Business in the month ended June 30, 2000.

                  "Material Adverse Effect" means a material adverse effect on the financial condition, results of operations or business of the Business or the Assets or the Assumed Liabilities, each taken as a whole (other than (a) as a result of changes (i) in prevailing interest rates or financial market conditions, (ii) in general economic conditions affecting any industry in which the Business operates or which it serves, (ii) in law or applicable regulations or the official interpretations thereof or (iii) in GAAP or (b) as a result of the announcement or expectation of the consummation of the transactions contemplated hereby (it being understood that employee departures resulting from such announcement or expectation shall not constitute, or be considered in determining whether there has been, a Material Adverse Effect)).

                  "Material Contract" has the meaning set forth in Section
4.13.

                  "Names" has the meaning set forth in Section 6.10(b).

                  "Net Assets" means, with respect to the Signing Net Assets Statement or the Cut-Off Date Net Assets Statement, the total net assets (excluding Equipment) calculated in accordance with Seller's historical accounting practices, as reflected on the Signing Net Assets Statement or the Cut-Off Date Net Assets Statement, as the case may be.

                  "Net Assets Refund Amount" has the meaning set forth in
Section 2.6(b).

                  "Net Assets Statement" has the meaning set forth in
Section 2.6(a).

                  "Net Book Value of Equipment" means, with respect to the Signing Net Book Value of Equipment Report or the Cut-Off Date Net Book Value of Equipment Report, the total book value of the Trailers, Domestic Containers and Chassis, net of depreciation, calculated in accordance with Seller's historical accounting practices, as reflected on the Signing Net Book Value of Equipment Report or the Cut-Off Date Net Book Value of Equipment Report, as the case may be.

                  "Net Book Value of Equipment Report" has the meaning set forth in Section 2.6(a).

                  "Offsetting Recovery" has the meaning set forth in
Section 11.1(b).

                  "Parent" means Transamerica Corporation.

                  "Permits" means permits, certificates, licenses, approvals and other authorizations of Governmental Authorities.

                  "Permitted Encumbrances" means (a) the lien of current Taxes not yet due and payable or which are being contested in good faith,
(b) lease Contracts relating to Trailers, Domestic Containers and Chassis owned or leased by Seller or any of its Subsidiaries, (c) operating lease-in and management Contracts relating to Trailers, Domestic Containers and Chassis owned by third parties, including the Canada Trust Transaction Documents, (d) Encumbrances disclosed in Section 1.1(c) of the Seller Disclosure Schedule and (e) such other imperfections of title and other Encumbrances, if any, which, individually or in the aggregate, do not materially impair (x) the value of the Assets or (y) the use of the Assets in the ordinary course of business consistent with past practices.

                  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company or other form of entity, trust, unincorporated organization or government or any agency or political subdivision thereof.

                  "Prefix" has the meaning set forth in Section 6.10(b).

                  "Premium Recapture" has the meaning set forth in Section 11.1(b).

                  "Proceeding" has the meaning set forth in Section
4.17(c).

                  "Proposed Allocation" has the meaning set forth in
Section 10.2.

                  "Purchase Price" has the meaning set forth in Section
2.5.

                  "Purchaser" has the meaning set forth in the Preamble.

                  "Purchaser DC Plan" has the meaning set forth in Section
7.6(a).

                  "Purchaser Disclosure Schedule" means the disclosure schedule delivered by Purchaser to Seller at the time of execution hereof.

                  "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the Environment or into or out of any property, including the movement of Hazardous Materials through or in the Environment.

                  "Retirement Plan" means the Retirement Plan for Salaried U.S. Employees of Transamerica Corporation and its Affiliates.

                  "Sales Tax Claim" has the meaning set forth in Section
12.2(c).

                  "Seller" has the meaning set forth in the Preamble.

                  "Seller Bonus Plan" has the meaning set forth in Section
7.13.

                  "Seller Disclosure Schedule" means the disclosure schedule delivered by Seller to Purchaser at the time of execution hereof.

                  "Seller 401(k) Plan" has the meaning set forth in Section 7.6(a).

                  "Seller's Insurance Policies" has the meaning set forth in Section 6.7(b).

                  "Separation Pay Plan" means the Transamerica Separation Pay Plan as in effect on June 30, 2000.

                  "Signing Net Assets Statement" means the special purpose financial statement entitled "Combined Net Asset Statement" of the Business as of June 30, 2000, including the methodologies and principles utilized in the preparation thereof attached hereto as Exhibit A.

                  "Signing Net Book Value of Equipment Report" means the report, which sets forth, in each case as of June 30, 2000, the number of the Trailers, Domestic Containers and Chassis owned, managed and leased-in by the Business and related book value, net of depreciation, calculated in accordance with Seller's historical accounting practices, of such Trailers, Domestic Containers and Chassis, attached hereto as Exhibit B.

                  "Special Purpose Financial Statements" has the meaning set forth in Section 4.9.

                  "Stated Purchase Price" means an amount equal to the sum of (i) the Net Book Value of Equipment as reflected on the Cut-Off Date Net Book Value of Equipment Report, (ii) the Net Assets as reflected on the Cut-Off Date Net Assets Statement, and (iii) sixty-five million dollars ($65,000,000).

                  "Subsidiary" means, with respect to any Person, corporation, partnership, joint venture, limited liability company, other business entity or other legal entity of which the outstanding shares of stock or other equity interests having ordinary voting power to elect a majority of the board of directors (or comparable body) of such corporation or other entity are owned, directly or indirectly through one or more intermediaries, by such entity.

                  "TARRP" has the meaning set forth in Section 7.7.

                  "TARRP Continuation Period" has the meaning set forth in
Section 7.7.

                  "TARRP Payment" has the meaning set forth in Section 7.7.

                  "Tax Returns" means all returns, declarations, reports, estimates, information returns and statements required or other document (including any related or supporting documentation) filed or to be filed in connection with any determination, assessment or collection of any Tax.

                  "Taxes" means any and all federal, state, county, provincial, local, foreign and other taxes, including all net income, gross income, gross receipts, premium, estimated, sales, use, ad valorem, property, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, VAT, GST, consumption, stamp and occupation taxes and customs duties, together with any interest, additions to tax or interest, and penalties with respect thereto imposed by any Taxing Authority with respect to the Business or the Assets.

                  "Taxing Authority" means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

                  "Tax Benefit" to a party means an amount by which the Tax liability of such party (or group of Affiliates including such party) is actually reduced (including by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) after taking into account any increase in such party's Tax liability as a result of its receipt of any related indemnity payment plus any related interest received from the relevant Taxing Authority. Where a party has other losses, deductions, credits or items available to it, the Tax Benefit from any losses, deductions, credits or items relating to the Indemnified Costs shall be deemed to be realized on a pro rata basis with any other losses, deductions, credits or items of such party (or group of Affiliates including such party).

                  "Third Party Consents" has the meaning set forth in
Section 4.4.

                  "Third Party Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any Person or entity (other than a party to this Agreement or an Affiliate thereof) relating to the Business or the Assets and alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release of any Hazardous Materials in the Environment at any location, whether or not owned or operated by the Seller, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

                  "Trademarks" has the meaning set forth in Section
6.10(a).

                  "Trailer" means any and all North American intermodal trailers owned, managed or leased-in by Seller or any of its Subsidiaries and used or held for use in connection with the Business.

                  "Transferred Employees" has the meaning set forth in
Section 7.2(a).

                  "Transition Services Agreement" has the meaning set forth in Section 6.23.

                  "2000 Incentive Bonus" has the meaning set forth in
Section 7.13.

                  1.2 Other Definitional Provisions. (a) The words "herein," "hereof," "hereto," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(d) All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(e) The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term.

                                ARTICLE II

          SALE OF ASSETS; ASSUMPTION OF LIABILITY; PURCHASE PRICE

2.1 Sale and Purchase of Assets. At the Closing, Seller shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, any and all right, title and interest of Seller in, to and under all of the assets of Seller used primarily in the operations of the Business as those assets exist on the Closing Date, other than Excluded Assets (as that term is defined in Section 2.2), wherever located, including the assets set forth below in this Section 2.1 (any and all such assets, the "Assets"):

(a) all Trailers, Domestic Containers and Chassis;

(b) all of the rights and benefits of Seller under Contracts, purchase orders, proposals or bids primarily relating to the Business (but not including Contracts relating to systems hardware, software and other information technology except as set forth in Section 2.1(b) of the Seller Disclosure Schedule) to the extent such Contracts, purchase orders, proposals or bids are assignable;

(c) all books and records of Seller primarily relating to the Assets and Assumed Liabilities;

(d) the Names, Trademarks and Prefixes, solely to the extent provided by the license granted pursuant to Section 6.10(a);

(e) all personal computers primarily relating to the Business and software primarily relating to the Business, in each case which are set forth in
Section 2.1(e) of the Seller Disclosure Schedule;

(f) all Permits used or held for use primarily in connection with the Business, to the extent such Permits are assignable;

(g) all Accounts Receivable, net of reserves, including amounts receivable from railroads (net of any amounts payable to the railroads) as a result of the railroads' self-reporting system;

(h) all investments set forth in Section 2.1(h) of the Seller Disclosure Schedule, including BAMCO and PAMC;

(i) all real property set forth in Section 2.1(i) of the Seller Disclosure Schedule, together with (i) all buildings, other facilities and other structures and improvements thereon, (ii) all rights, privileges, hereditaments and appurtenances appertaining thereto or to any of such buildings or other facilities or other structures or improvements and (iii) to the extent constituting real property under Applicable Laws, all fixtures, leasehold improvements, installations, equipment (including furniture, fax machines and other office equipment) and other property attached thereto or located thereon;

(j) all machinery, vehicles, tools, replacement and spare parts and supplies owned by Seller and used or held for use primarily in connection with the Business;

(k) all manufacturer's warranties and indemnities to the extent primarily related to the Assets and all claims under such warranties and indemnities (to the extent assignable); and

(l) subject to Section 2.2(b), all security deposits (to the extent reflected as a credit on the Cut-Off Net Assets Statement), earnest deposits, and all other forms of security placed with Seller or its Subsidiaries for the performance of a contract or agreement which otherwise constitute a portion of the Assets.

2.2 Excluded Assets. The term "Assets" shall not include any property or assets of Seller or any of its Affiliates of any kind or nature, real or personal, tangible or intangible, not expressly included within the definition of "Assets" (each and all of such items being herein referred to as "Excluded Assets"), including the following:

(a) all furniture and fixtures owned or leased by Seller or any of its Affiliates and located at Seller's headquarters in Purchase, New York, and all other assets and property owned or leased by Seller or any of its Affiliates and located at such location to the extent not specified in
Section 2.1;

(b) any cash or cash equivalent investments of Seller or any Affiliate of Seller other than as provided under Section 2.7 hereof;

(c) any assets and associated claims arising out of Excluded Assets or Excluded Liabilities;

(d) Tax receivables and Tax refunds relating to the Business for periods up to the Cut-Off Date;

(e)  the corporate and Tax records of Seller;

(f) all systems hardware and software except as specified in Section 2.1;

(g) Seller's insolvency insurance policy with Royal Belge S.A. d'Assurances covering bankrupt customers and the Assets with respect to which Seller has put Royal Belge S.A. d'Assurances on notice of a claim or potential claim under such policy prior to the Closing;

(h) Claims to the extent relating to Excluded Liabilities; and

(i) The Transamerica Marks and the Names, Trademarks and Prefixes, except to the extent of the license granted pursuant to Section 6.10(a).

2.3 Assumption of Liabilities. At the Closing, Purchaser shall assume and become liable for, and shall pay, perform and discharge as and when due all of the debts, liabilities, claims, demands, expenses, commitments and obligations (whether accrued or not, known or unknown, disclosed or undisclosed, fixed or contingent, asserted or unasserted, liquidated or unliquidated, arising prior to, at or after the Closing) (collectively, "Liabilities") of Seller (other than the Excluded Liabilities) which are expressly set forth below in this Section 2.3 (each and all of the foregoing items, the "Assumed Liabilities"):

(a) all Liabilities reflected on the Cut-Off Net Assets Statement;

(b) all Liabilities of the type reflected on the Signing Net Assets Statement incurred in the ordinary course of business since June 30, 2000;

(c) all Liabilities arising from commitments (in the form of accepted purchase orders or otherwise) or outstanding quotations, proposals or bids to purchase or sell, lease or manage Domestic Containers, Trailers and/or Chassis to the extent that such commitment quotation, proposal or bid constitutes an Asset;

(d) all Liabilities arising in the ordinary course of business from commitments (in the form of issued purchase orders or otherwise), or outstanding quotations, proposals or bids, to purchase or acquire components, machinery, vehicles, tools, tires, replacement and spare parts, and/or other materials primarily in connection with the Business to the extent that such commitment quotation, proposal or bid constitutes an Asset;

(e) all Liabilities under Contracts, Leases and Permits used or held for use primarily in connection with the Business to the extent such Contracts, Leases or Permits are assigned to Purchaser;

(f) all Liabilities under Article VII, Article X and Article XI that Purchaser has agreed expressly to assume, pay for or be responsible for;

(g) all Liabilities of Seller under any guaranties issued, granted or provided primarily in connection with the Business, which are listed on
Section 2.3 of the Seller Disclosure Schedule;

(h) all Liabilities arising in the ordinary course of business with respect to any condition of or return, warranty or other Liabilities relating to Domestic Containers, Trailers, Chassis and other products or services of the Business; and

(i) all other Liabilities (of the types not covered by the preceding subsections of this Section 2.3) arising in the ordinary course of business to the extent primarily relating to the Business or any of the Assets.

2.4 Excluded Liabilities. Purchaser shall not assume any Liabilities of the Seller or any of its Affiliates except as expressly provided in Section 2.3, and the Seller shall be solely and exclusively liable with respect to all Liabilities of the Seller other than the Assumed Liabilities (any and all such Liabilities being herein referred to as "Excluded Liabilities"), including the following:

(a) all Liabilities to the extent relating to the Excluded Assets;

(b) all Liabilities Seller has expressly agreed to retain, pay for or be responsible for pursuant to Article VII, X and XI;

(c) except as assumed pursuant to this Agreement by Purchaser, all Liabilities of the Seller arising out of the conduct of the Business or ownership of the Assets on or prior to the Cut-Off Date;

(d) all Liabilities of the Seller relating to the Business or the Assets under, relating to or arising out of (i) Environmental Laws, including any actual or alleged violation or breach thereof, (ii) Third Party Environmental Claims, (iii) Cleanup or (iv) Release, other than, in each such case, such Liabilities relating to or arising out of the ownership, operation, use or disposition of the Business or the Assets after the Closing;

(e) except as expressly assumed elsewhere in this Agreement by Purchaser, all Liabilities of the Seller for Taxes incurred on or prior to the Cut-Off Date, including all Taxes arising out of the Business or the Assets, including any ad valorem, real or personal or intangible property, sales, personal, social security or other Taxes which are not due or assessed until after the Closing Date but which are attributable to any period (or portion thereof) ending on or prior to the Cut-Off Date;

(f) all Liabilities of the Seller incurred in connection with: (i) any discussions or negotiations with any third parties with respect to any merger, business combination, sale of assets, purchase of assets, sale or purchase of shares of capital stock or other securities or similar transaction, including the transactions contemplated by this Agreement, or
(ii) subject to Section 12.2(b), the consummation (or preparation for the consummation) of the transactions contemplated by any of the foregoing (including all attorneys', brokers' and accountants' fees and expenses);

(g) all Liabilities of the Seller to the current or former employees of the Seller relating to or arising out of any period on or prior to the Closing except for Liabilities Purchaser has expressly agreed to assume pursuant to
Article VII;

(h) all Liabilities of Seller arising out of or related to any Encumbrance on any Asset other than Permitted Encumbrances, including any and all mortgages on any of the Real Property other than such Liabilities arising out of or relating to the ownership, operation, use or disposition of the Assets after the Closing (provided, however, that any Liability that is expressly included in Section 2.3 as an Assumed Liability shall not be an Excluded Liability solely because it arises out of or relates to an Encumbrance on an Asset);

(i) all Liabilities for death, personal injury, other injury to persons, property damage, or, except as expressly assumed in Section 2.3(e) or (h), other loss or damage, to the extent relating to, resulting from, primarily caused by or arising out of, the Assets, the Business, or any products or services thereof, including the use of or exposure thereto, whether such Liabilities are based on tort, negligence, strict liability, failure to warn, design or manufacturing defect, conspiracy, breach of express or implied warranties of merchantability or fitness for any purpose or use, employment (except as expressly assumed in Article VII), occupational disease, toxic tort, workers' compensation, occupational health and safety or occupational injury laws or Environmental Law, but in any such case only to the extent such Liabilities relate to events occurring prior to the Closing Date or, with respect to such Liabilities arising under Environmental Laws only, the presence of Hazardous Materials or violations of Environmental Law existing prior to the Closing Date;

(j) the pending litigation set forth on Section 2.4(j) of the Seller Disclosure Schedule and other litigation pending at the Closing; and

(k) all other Liabilities to the extent relating to or arising out of the operations or businesses of Seller or any of its Affiliates other than the Business or the Assets.

2.5 Purchase and Sale. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) Seller shall sell, convey, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller's right, title and interest in, to and under the Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), (b) Purchaser will assume the Assumed Liabilities, and (c) Purchaser shall deliver to Seller the Stated Purchase Price by wire transfer of immediately available funds in New York City which are denominated in U.S. dollars, to such account or accounts as Seller shall designate in writing to Purchaser not less than at least three Business Days prior to the Closing increased by interest on such amount from the Cut-Off Date to the Closing Date, inclusive, at an annual rate equal to (1) the daily closing three-month London Interbank Offered Rate (LIBOR) as reported from time to time on page C-1 of the "Money and Investing" section of The Wall Street Journal plus (2) 100 basis points (the "Interest Rate"), such interest to be calculated on the basis of a year of 365 days (the Stated Purchase Price plus interest being the "Purchase Price"), subject to adjustment as provided herein; provided that the purchase of the Assets and the assumption of the Assumed Liabilities provided for in this Article II shall be deemed to occur as of the Cut-Off Date.

(b) Contemporaneously with the execution of this Agreement, Purchaser has delivered to Seller by check, and Seller hereby acknowledges receipt of, the amount of $5 million (the "Down Payment"). The Down Payment shall be held by Seller and invested in a separate account with the interest accruing on such amount being for the benefit of Purchaser from and including the date hereof until and excluding the date of application or repayment thereof in accordance with this Agreement ("Accrued Interest"). If the Closing is subsequently consummated, the Down Payment (with Accrued Interest thereon) shall be a deposit and credit towards the Purchase Price. If the Closing is not consummated, the Down Payment (together with Accrued Interest thereon) either (i) shall be applied and credited towards the liquidated damages provided for in accordance with Section 9.2(b), if such liquidated damages are payable in accordance therewith, or (ii) shall promptly be returned (together with Accrued Interest thereon) to Purchaser, if such liquidated damages are not payable to Seller in accordance with
Section 9.2(b).

2.6 Post-Closing Purchase Price Adjustment. (a) (i) At least three business days prior to the Closing Date, Seller shall prepare in good faith and deliver to Purchaser (A) a statement setting forth the Net Assets as of the Cut-Off Date (the "Cut-Off Date Net Assets Statement") and (B) a report setting forth the Net Book Value of Equipment as of the Cut-Off Date (the "Cut-Off Date Net Book Value of Equipment Report," and, together with the Cut-Off Date Net Assets Statement, referred to as the "Cut-Off Date Statements"). The Cut-Off Date Statements will be in conformity with Seller's historical accounting practices and will present fairly in conformity therewith the respective information set forth therein. The Cut-Off Date Statements will be prepared on the same basis as and in a manner consistent with the Signing Net Asset Statement and the Signing Net Book Value Report. The methodology and principles used in the preparation of the Signing Net Assets Statement shall govern the preparation of the Cut-Off Date Net Assets Statement and the methodology and principles used in the preparation of the Signing Net Book Value of Equipment Report shall govern the preparation of the Cut-Off Date Net Book Value of Equipment Report. During the preparation of the Cut-Off Date Statements, Seller shall provide Purchaser and its representatives reasonable access to the information and related documentation used in the preparation of the Cut-Off Date Statements and will permit Purchaser and its representatives to meet with and ask questions of the individuals preparing the Cut-Off Date Statements and, if a physical inventory is taken as part of such preparation, to observe such taking of physical inventory.

(ii) After the Closing, Purchaser and its independent certified public accountants shall have the right to audit commencing as of the Closing and continuing until 30 days following the Closing, at Purchaser's expense, the information presented in the Cut-Off Date Statements and to examine and review all records and work papers and other supporting documents used to prepare the Cut-Off Date Statements. Purchaser shall notify Seller in writing, on or before the 30th day following Closing, of (A) any objections it has to the Cut-Off Date Net Assets Statement, setting forth a reasonably detailed explanation of Purchaser's objections and the dollar amount of each such objection and (B) any objections it has to the Cut-Off Date Net Book Value of Equipment Report, setting forth a reasonably detailed explanation of Purchaser's objections and the dollar amount of each such objection. If Purchaser does not deliver such notice on or before the 30th day following Closing, the Cut-Off Date Net Assets Statement and the Cut-Off Date Net Book Value of Equipment Report, as the case may be, shall be deemed to have been irrevocably accepted by Purchaser.

(iii) If Purchaser in good faith objects to the information set forth on the Cut-Off Date Net Assets Statement or the information set forth on the Cut-Off Date Net Book Value of Equipment Report, Seller and Purchaser shall use reasonable efforts to resolve any such objections within 30 days of Seller's receipt of Purchaser's objections. If Seller and Purchaser are unable to resolve the matter within such 30-day period, they shall jointly appoint an impartial nationally recognized independent certified public accounting firm (the "Impartial Accounting Firm") mutually acceptable to Purchaser and Seller (or, if they cannot agree on a mutually acceptable firm, they shall cause their respective accounting firms to select such firm) within five days of the end of such 30-day period to resolve any such remaining matters. Any such resolution shall be made applying the methodologies and principles used in the preparation of the Signing Net Assets Statement or the Signing Net Book Value of Equipment Report, as the case may be, and shall be final, conclusive and binding on Purchaser and Seller. The fees of the Impartial Accounting Firm shall be borne equally by Purchaser on the one hand and Seller on the other hand. Seller and Purchaser shall fully cooperate with the Impartial Accounting Firm. The Impartial Accounting Firm shall be requested to reach its written conclusion regarding the dispute within 30 days of its appointment to settle the dispute. The Cut-Off Date Net Assets Statement after the acceptance thereof by Purchaser pursuant to the last sentence of Section 2.6(a)(ii) or the resolution of all disputes in connection therewith in accordance with this Section 2.6(a)(iii) is referred to herein as the "Net Assets Statement." The Cut-Off Date Net Book Value of Equipment Report after the acceptance thereof by Purchaser pursuant to the last sentence of
Section 2.6(a)(ii) or the resolution of all disputes in connection therewith in accordance with this Section 2.6(a)(iii) is referred to herein as the "Net Book Value of Equipment Report."

(b) Payments. (i) If the Net Book Value of Equipment as reflected on the Net Book Value of Equipment Report is greater than the Net Book Value of Equipment as reflected on the Cut-Off Date Net Book Value of Equipment Report, then the Purchase Price shall be increased by the amount of such excess (the amount of such Purchase Price increase shall be hereinafter referred to as the "Additional Equipment Payment Amount"). If the Net Book Value of Equipment as reflected on the Net Book Value of Equipment Report is less than the Net Book Value of Equipment as reflected on the Cut-Off Date Net Book Value of Equipment Report, then the Purchase Price shall be decreased by such excess (the amount of such Purchase Price reduction shall be hereinafter referred to as the "Equipment Refund Amount"). If the Net Book Value of Equipment as reflected on the Net Book Value of Equipment Report equals the Net Book Value of Equipment as reflected on the Cut-Off Date Net Book Value of Equipment Report, then the Purchase Price shall not be adjusted pursuant to this Section 2.6(b)(i).

(ii) If the Net Assets as reflected on the Net Assets Statement is greater than the Net Assets as reflected on the Cut-Off Date Net Assets Statement, then the Purchase Price shall be increased by the amount of such excess (the amount of such Purchase Price increase shall be hereinafter referred to as the "Additional Net Assets Payment Amount"). If the Net Assets as reflected on the Net Assets Statement is less than the Net Assets as reflected on the Cut-Off Date Net Assets Statement, then the Purchase Price shall be decreased by such excess (the amount of such Purchase Price reduction shall be hereinafter referred to as the "Net Assets Refund Amount"). If the Net Assets as reflected on the Net Assets Statement equals the Net Assets as reflected on the Cut-Off Date Net Asset Statement, then the Purchase Price shall not be adjusted pursuant to this Section 2.6(b)(ii).

                  (c) The Equipment Refund Amount (if any) and the Net Assets Refund Amount (if any) shall be paid by Seller to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser. The Additional Equipment Payment Amount (if any) and the Additional Net Assets Payment Amount (if any) shall be paid by Purchaser to Seller by wire transfer of immediately available funds to an account designated by Seller. The Equipment Refund Amount, the Net Assets Refund Amount, the Additional Equipment Payment Amount, and the Additional Net Assets Payment Amount, as the case may be, shall be increased by interest on such amount from the Cut-Off Date to the payment date at the Interest Rate. Any payments required pursuant to this Section 2.6(c) shall be made within five days after the later of the date the Net Assets Statement becomes final and binding on the parties hereto or the date the Net Book Value of Equipment Report becomes final and binding on the parties hereto, as the case may be.

2.7 Cash Management after the Cut-Off Date. (a) Purchaser and Seller agree that following the Cut-Off Date the Business will be operated for the account of Purchaser, with the intention that all revenues, expenses, cash flows and profits of the Business shall be for the account of Purchaser and that the following provisions of this Section 2.7 are intended to give effect to the foregoing principle. The Cash Management Schedule shall be prepared in a manner which is designed to avoid any duplication or double-counting with respect to any adjustment made pursuant to Section 2.6 hereof.

(b) Cash Management Schedule. (i) Between the Cut-Off Date and the Closing,
(A) any payments of whatever nature by Seller or any other Affiliate of Parent for the benefit of and relating to the Business (including, without limitation, for wages, salaries and other employee benefits or otherwise with respect to any individuals who would be Business Employees assuming that the Closing had occurred on the Cut-Off Date, but excluding any payments of Excluded Liabilities (or liabilities which would be Excluded Liabilities), or with respect to which Purchaser is indemnified by Seller hereunder) shall be payable in the ordinary course of business consistent with past practice and shall be treated as a payable to Seller from the Business; (B) any goods or services provided by Seller or any other Affiliate of Parent for the benefit of the Business shall be treated as a payable to Seller from the Business and the amounts which are so treated (including, without limitation, all charges for corporate shared services, allocations and amortization/depreciation of shared systems and software) which are incurred or reported in the ordinary course of business consistent with past practice shall be in accordance with the prior practice for intercompany transactions between Seller or any other Affiliate of Parent and the Business; and (C) all receipts of the Business after the Cut-Off Date (including without limitation, in respect of the operation of the Business and sales Domestic Containers, Trailers and/or Chassis) which are transferred to Seller or any other Affiliate of Parent shall be treated as a payable to the Business from Seller, and the amounts which are so treated shall be in accordance with the prior practice for intercompany transactions between Seller or any other Affiliate of Parent and the Business.

(ii) The net balance as of the Closing Date due to Seller or the Business, as the case may be, in respect of the aggregate amounts described in clauses (A) through (C), as reflected in a schedule of such amounts (the "Cash Management Schedule"), which shall be prepared and delivered to Purchaser as promptly as practicable, but in no event more than 30 days after the Closing Date, shall be paid by Purchaser (if a net balance is due to Seller) or Seller (if a net balance is due to the Business), to Seller or Purchaser, as the case may be, within five Business Days following delivery of the Cash Management Schedule to Purchaser together with interest thereon at an annual rate equal to the Interest Rate, such interest to be calculated on the basis of a year of 365 days, calculated with respect to each separate item included in the calculation of such net balance from the date such item accrued or arose to the date immediately preceding the date of payment.

(c) Disagreements with Respect to Cash Management Schedule. (i) Seller shall provide Purchaser and its counsel, accountants and other advisors full access to books, records and personnel of the Business as reasonably requested by Purchaser in order to understand and verify the accuracy of the Cash Management Schedule. During the preparation of the Cash Management Schedule, Seller will provide to Purchaser access to the information and related documentation used in the preparation of the Cash Management Schedule. During the 30 days following delivery by Seller of the Cash Management Schedule, Purchaser shall be free to dispute any item reflected in the Cash Management Schedule. At the end of the 30-day period provided by this Section 2.7(c)(i), Purchaser and Seller shall jointly prepare a report listing the matters in dispute by item (the "Disputed Cash Management Items"). Promptly following the conclusion of such 30-day period and completion of the report referred to in the preceding sentence, Seller shall pay to Purchaser or Purchaser shall pay to Seller, as applicable, the amount of the adjustments to be made pursuant to this Section 2.7(c) which have been resolved during such period.

(ii) If after the 30-day period provided in Section 2.7(c)(i) there shall be Disputed Cash Management Items, Purchaser shall, within 30 days following delivery of the report contemplated by Section 2.7(c)(i) with respect to Disputed Cash Management Items, deliver a notice to Seller setting forth in reasonable detail Purchaser's disagreement with the Cash Management Schedule.

(iii) If a notice of disagreement shall be delivered pursuant to Section 2.7(c)(ii), the parties shall, during the 30 days following delivery of the notice that sets forth Purchaser's disagreement, use reasonable efforts to reach agreement on the Disputed Cash Management Items. If, during such period, the parties are unable to reach such agreement, then they shall promptly thereafter jointly appoint an Impartial Accounting Firm mutually acceptable to Purchaser and Seller (or, if they cannot agree on a mutually acceptable firm, they shall cause their respective accounting firms to select such firm) within five days of the end of such 30-day period to resolve any such remaining matters. Any such resolution shall be made applying the methodologies and principles used in the preparation of the Signing Net Assets Statement or the Signing Net Book Value of Equipment Report, as the case may be, and shall be final, conclusive and binding on Purchaser and Seller. The fees of the Impartial Accounting Firm shall be borne equally by Purchaser on the one hand and Seller on the other hand. Seller and Purchaser shall fully cooperate with the Impartial Accounting Firm. The Impartial Accounting Firm shall be requested to reach its written conclusion regarding the dispute within 30 days of its appointment to settle the dispute.

(iv) Any payment resulting from the adjustment to be made pursuant to this
Section 2.7(c) shall be paid by wire transfer of immediately available funds in New York City which are denominated in U.S. dollars, to such account or accounts as Seller or Purchaser, as the case may be, shall designate in writing to the other party hereto at least two Business Days prior to the time such payment is required pursuant to this Section 2.7(c)(iv) and shall be paid (i) within five Business Days after expiration of the time for delivery of a notice of disagreement pursuant to Section 2.7(c)(ii) if no such notice of disagreement is delivered pursuant to said
Section 2.7(c)(ii), or (ii) if a notice of disagreement is delivered pursuant to Section 2.7(c)(ii), then within five Business Days after the earlier of (A) agreement between the parties pursuant to Section 2.7(c)(iii) with respect to the Disputed Cash Management Items and (B) the report of the independent arbitrator referred to in Section 2.7(c)(iii).

                                ARTICLE III

                                  CLOSING

3.1 Closing. Unless this Agreement shall have been terminated and the transactions herein abandoned pursuant to Article IX, subject to the provisions of Article VIII, the closing (the "Closing") of the purchase of the Assets and the assumption of the Assumed Liabilities provided for in
Article II shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., New York City time, on the third business day following the satisfaction or waiver of the conditions set forth in Article VIII, but in no event earlier than the thirteenth business day of a calendar month, or at such other place and time and on such other date as the parties may mutually agree. The date on which the Closing occurs is herein called the "Closing Date"; provided that the purchase of the Assets and the assumption of the Assumed Liabilities provided for in Article II shall be deemed to occur as of the close of business on the last calendar day of the month immediately preceding the month in which the Closing Date occurs (the "Cut-Off Date"), and the Cut-Off Date Net Book Value of Equipment Report provided for in Section 2.6(a) (including any post-closing adjustments arising therefrom) and the Cut-Off Date Net Assets Statement (including any post-closing adjustments arising therefrom) shall present the information to be required therein as of the Cut-Off Date.

3.2 Closing Deliveries. (a) At the Closing, Seller will deliver or cause to be delivered to Purchaser:

(i)      duly executed counterparts of the Instruments of Transfer;

(ii)     the books and records constituting Assets;

(iii)    a duly executed counterpart of an assumption of Assumed Liabilities;

(iv)     a duly executed counterpart of the Transition Services Agreement;

(v) all such other deeds, documents, certificates, assignments, agreements and other instruments as, in the reasonable opinion of Purchaser, are necessary to vest in Purchaser legal and beneficial title to the Assets; and

(vi) all other previously undelivered agreements, instruments, certificates and documents required hereunder to be delivered by Seller to Purchaser at or prior to the Closing in connection with the transactions contemplated hereby.

(b)      At the Closing, Purchaser will deliver to Seller:

(i)      the Purchase Price to be delivered at the Closing in accordance with
         Article II hereof;

(ii)     a duly executed counterpart of an assumption of Assumed Liabilities;

(iii)    a duly executed counterpart of the Instruments of Transfer;

(iv)     a duly executed counterpart of the Transition Services Agreement; and

(v) all other previously undelivered agreements, instruments, certificates and documents required hereunder to be delivered by Purchaser to Seller at or prior to the Closing in connection with the transactions contemplated hereby.

                                ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF SELLER

                  Except as set forth in the Seller Disclosure Schedule delivered by Seller to the Purchaser prior to the execution of this Agreement and making reference to the particular section of this Agreement to which exception is being taken (unless the applicability of such exception is reasonably apparent), Seller represents and warrants to Purchaser as follows:

4.1 Organization, Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Seller and its Subsidiaries, as applicable, have full power and authority to own all of the Assets and to carry on the Business as it is now being conducted, and, where applicable, is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the Business or Assets makes such qualification or license necessary, except where failure to be so incorporated, existing, qualified, licensed or in good standing would not have a Material Adverse Effect. Seller has heretofore made available to the Purchaser complete and correct copies of its certificate of incorporation and by-laws as currently in effect.

4.2 Authority Relative to Agreement. Seller has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement have been and prior to Closing the consummation by Seller of the transactions contemplated hereby will be duly authorized by all necessary corporate action and no other corporate proceedings on the part of Seller are necessary for Seller to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Assuming that this Agreement has been duly executed and delivered by Purchaser, this Agreement constitutes a valid and legally binding agreement of Seller enforceable against Seller in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

4.3 Non-Contravention. The execution and delivery of this Agreement by Seller do not, and the consummation by Seller of the transactions contemplated hereby and the performance by Seller of the obligations which it is obligated to perform hereunder will not, (a) violate any provision of the certificate of incorporation or by-laws or other organizational documents of Seller or (b) assuming that all consents, authorizations, orders or approvals of, filings or registrations with, and notices to, each United States federal, state, local and foreign governmental entity, commission, board or other regulatory authority, agency body or entity ("Governmental Authority") listed in Section 4.4(a) of the Seller Disclosure Schedule and all Third Party Consents listed in Section 4.4(b) of the Seller Disclosure Schedule have been obtained or made, (i) violate any law, regulation, rule, order, judgment or decree to which the Assets or Seller or any of its Subsidiaries is subject (other than Environmental
Laws) ("Applicable Law") or Environmental Laws or (ii) violate, result in the termination or the acceleration of, or conflict with or constitute a default (with or without notice thereof of lapse of time) under, or result in the creation or imposition of any Encumbrances, other than Permitted Encumbrances, upon any of the Assets pursuant to, any agreement, contract, mortgage, indenture, lease, franchise, Permit or other instrument (each, a "Contract"), to which Seller or any of its Subsidiaries is a party primarily relating to the Business or by which any of the Assets is bound, except, in the case of clauses (b)(i) and (ii), for such violations, terminations, accelerations, conflicts, defaults, Encumbrances, other than Permitted Encumbrances, or losses of licenses or other contractual rights as would not have a Material Adverse Effect.

4.4 Consents. (a) Except as described in Section 4.4(a) of the Seller Disclosure Schedule, no consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority and
(b) except as described in Section 4.4(b) of the Seller Disclosure Schedule, no consent, authorization, order or approval of, filing or registration with, or notice to, any party to any Material Contract (collectively, "Third Party Consents") to which Seller or any of its Subsidiaries is a party primarily relating to the Business or by which any of the Assets is bound is required for the execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby, except for such consents, authorizations, orders, approvals, filings, registrations, notices or Third Party Consents (i) which are required solely by reason of the specific regulatory status of Purchaser or any Affiliate thereof or (ii) the failure of which to be obtained or made would not be material or prohibit the consummation by Seller of the transactions contemplated hereby.

4.5 Signing Statements. The Signing Net Assets Statement and the Signing Net Book Value of Equipment Report have each been prepared in accordance with Seller's historical accounting practices consistently applied, except as otherwise noted in Section 4.5 of the Seller Disclosure Schedule. The Signing Net Assets Statement and the Signing Net Book Value of Equipment Report were each derived from the books and records of Seller. The Signing Net Assets Statement presents fairly in all material respects the Net Assets of the Business as of June 30, 2000 and is in accordance with U.S. generally accepted accounting principles consistently applied, except as described in Section 4.5 of the Seller Disclosure Schedule. The Signing Net Book Value of Equipment Report presents fairly in all material respects the Trailers, Domestic Containers and Chassis owned, managed and leased-in by the Business and the related book value thereof, net of depreciation, and
(a) Seller's accounting methodologies and principles used in the preparation of the Signing Net Book Value of Equipment Report are in accordance with U.S. generally accepted accounting principles consistently applied, except as described in Section 4.5 of the Seller Disclosure Schedule, (b) such methodologies and principles are used to prepare Seller's books and records and the Signing Net Book Value of Equipment Report, (c) the Signing Net Book Value of Equipment Report was prepared from Seller's books and records without modification and (d) the amounts capitalized with respect to the Trailers, Domestic Containers and Chassis included on the Signing Net Book of Equipment Report include only those amounts that may be capitalized in accordance with U.S. generally accepted accounting principles. The financial information included on the Signing Net Assets Statement and the Signing Net Book Value of Equipment Report is or will be included in the unaudited consolidated financial statements of Transamerica Finance Corporation.

4.6 Litigation. Except as set forth in Section 4.6 of the Seller Disclosure Schedule, there is no action (or, to the Knowledge of Seller, claim, charge, audit, or investigation) suit or proceeding pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries primarily relating to or arising out of the Business or the Assets before any court, arbitrator or Governmental Authority, that would have a Material Adverse Effect. None of Seller or any of its Subsidiaries is, in any material respect, in violation of any orders, judgments, injunctions or decrees applicable to the Assets or the Business. There are no outstanding orders, writs, judgments, injunctions, decrees or settlements of or with any Governmental Authority that apply, in whole or in part, to the Assets or the Business that materially restrict the ownership, disposition or use of the Assets or the conduct of the Business.

4.7 Compliance with Laws; Permits and Licenses. (a) Except as set forth in
Section 4.7 of the Seller Disclosure Schedule, the Business has been during the past three years and is being conducted, in all material respects in compliance with all Applicable Laws. Except as set forth in Section 4.7 of the Seller Disclosure Schedule, Seller has not received any written notice in the past three years with respect to the material failure of the Business to be conducted in compliance with all Applicable Laws or Environmental Laws.

(b) Except as would not have a Material Adverse Effect, Seller, its Subsidiaries, and/or the Business hold all Permits necessary for the operation of the Business as presently conducted. All such Permits are in full force and effect and no proceedings are pending or, to the Knowledge of Seller, threatened by a Governmental Authority for the suspension, revocation or termination of any such Permits, except where such failures to be in full force and effect and such proceedings would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

4.8 Absence of Certain Changes or Events. Since June 30, 2000, (a) there has not been any change or development in or affecting the Business or Assets that has had a Material Adverse Effect, (b) the Business has been operated in the ordinary course of business consistent with past practices and (c) Seller has not taken any action, which would have resulted in a violation of subparagraphs (ii), (iv), (v), (vi), (vii), (viii) or (ix) of
Section 6.1 assuming such subparagraphs of Section 6.1 had been binding upon Seller from June 30, 2000 through the date hereof.

4.9 Special Purpose Financial Statements. Section 4.9 of the Seller Disclosure Schedule contains a true and complete copy of the special purpose financial statements (the "Special Purpose Financial Statements") of the Business for the years ended December 31, 1999, 1998 and 1997, and for the quarters ended March 31, 2000 and June 30, 2000, all of which have been prepared in accordance with Seller's historical accounting practices consistently applied during the respective periods then ended, except as otherwise noted in Section 4.9 of the Seller Disclosure Schedule. The Special Purpose Financial Statements were derived from the books and records of Seller. The Special Purpose Financial Statements present fairly in all material respects the earnings before interest, taxes, depreciation and amortization, each as defined in Section 4.9 of the Seller Disclosure Schedule ("EBITDA"), of the Business for the respective periods then ended and are in accordance with U.S. generally accepted accounting principles consistently applied during the respective periods then ended, except as described in Section 4.9 of the Seller Disclosure Schedule. The financial information included in the Special Purpose Financial Statements is, or with respect to the June 30, 2000 financial statements, will be included in the audited or unaudited, as the case may be, consolidated financial statements of Transamerica Finance Corporation.

4.10 Warranty Claims. Since January 1, 1999 and as of the date hereof, no customer of Seller has in writing asserted or requested that Seller assert a warranty claim with respect to any equipment constituting part of the Assets against the manufacturer of such equipment. Seller is not presently asserting any warranty claim, nor has Seller commenced any legal action against the manufacturer of any equipment or alleged any cause of action based on such manufacturer's breach of warranty, express or implied.

4.11 Employees; Employee Benefits. (a) Except as set forth in Section 4.11(a) of the Seller Disclosure Schedule, Seller and its Subsidiaries have no written contracts of employment with any of the Business Employees, and are not party to or subject to any collective bargaining agreements with any union representing any of the Business Employees.

(b) Section 4.11(b) of the Seller Disclosure Schedule contains to the extent solely relating to the Business Employees a true and complete list of each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan or program (within the meaning of section 3(1) of ERISA; each profit-sharing, stock bonus or other "pension" plan or program (within the meaning of section 3(2) of ERISA); each deferred compensation, incentive compensation, annual bonus, stock purchase, stock option and other equity compensation plan or program; each individual employment, termination or severance agreement; and each other material employee benefit plan or program in each case, that is sponsored, maintained or contributed to by Seller solely for the benefit of any Business Employee (the "Benefit Plans"). Copies of all Benefit Plans and all amendments thereto and of all summary plan descriptions or summaries of material modifications have been delivered or made available to Purchaser.

(c) All contributions required to be made with respect to any Benefit Plan prior to the Closing Date have been timely made, and each Benefit Plan has been operated and administered in all material respects in accordance with Applicable Law, including but not limited to ERISA and the Code. Each Benefit Plan intended to be qualified within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification under the Code.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Seller or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of an entity which is considered one employer with the Seller under Section 4001 of ERISA or
Section 414 of the Code (an "ERISA Affiliate"), for which Purchaser could reasonably be expected to have any Liability following the Closing Date. Neither the Seller, any of its Subsidiaries nor an ERISA Affiliate has contributed to a "multiemployer plan", within the meaning of Section 3(37) of ERISA, at any time in the six years prior to the date hereof, for which Purchaser could reasonably be expected to have any Liability following the Closing Date.

(e) Except as set forth in Section 4.11(e) of the Seller Disclosure Schedule and in Article VII, the consummation of the transactions contemplated by this Agreement shall not, either alone or in combination with another event, (i) entitle any Business Employee to severance pay that would be an Assumed Liability or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Business Employee that would be an Assumed Liability.

(f) There are no pending, or, to the Knowledge of Seller, threatened or anticipated claims against any or with respect to any Benefit Plan brought by any Business Employee or his or her beneficiary covered under any such Benefit Plan (other than routine claims for benefits) that would be an Assumed Liability.

4.12 Taxes. (a) Seller and its Subsidiaries have paid all Taxes payable with respect to the Assets or the Business, the non-payment of which would result in a lien on any of the Assets (other than Permitted Encumbrances) or would result in Purchaser becoming liable or responsible therefor.

(b) Except as set forth in Section 4.12 of the Seller Disclosure Schedule, no material audit or other administrative proceedings or court proceedings are presently pending or proposed in writing with regard to any Taxes or Tax Returns of Seller or any of its Subsidiaries with respect to the Assets or the income or operation of the Business. There is no pending claim that has been asserted or proposed in writing by any Tax authority of a jurisdiction where Seller and its Subsidiaries do not file Tax Returns with respect to the Business to the effect that Seller or one or more of its Subsidiaries is or may have been subject to taxation by that jurisdiction based solely on the operation of the Business.

(c) No power of attorney currently in force has been granted by Seller or any of its Subsidiaries with respect to the Business that would be binding on Purchaser with respect to taxable periods commencing on or after the Closing Date.

(d) Neither Seller nor any of its Subsidiaries has received a tax ruling or entered into a closing agreement with any Taxing Authority that would affect the Business after the Closing Date.

4.13 Material Contracts. (a) Section 4.13 of the Seller Disclosure Schedule sets forth, as of the date hereof, the following (other than Excluded Liabilities):

(i) each agreement that materially and adversely affects or materially restricts the freedom of the Seller to compete in its lines of business or with any Person or in any geographical area or otherwise to conduct the Business as presently conducted;

(ii) each Benefit Plan listed in Section 4.11(b) of the Seller Disclosure Schedule;

(iii) each contract, legally binding arrangement or agreement or purchase order for the purchase of equipment, materials or supplies which constitutes a part of the Assets, except those contracts or agreements terminable without penalty on 30 or fewer days' notice or those involving the receipt or payment of less than $100,000 per year;

(iv) each contract or agreement with any employee (or group of employees) which is assumed by Purchaser under this Agreement which is not terminable without penalty on 30 or fewer days' notice;

(v) each guaranty provided by the Seller as of the date hereof which constitutes a part of the Assumed Liabilities;

(vi) each agreement, warranty, contract, or lease relating to the Trailers, Domestic Containers, or Chassis with any Major Customer; and

(vii) other than this Agreement, each agreement for the disposition of material Assets.

(b) The Seller has made available or will make available to the Purchaser within 20 days after the date hereof true, correct and complete copies of all agreements described in Section 4.13(a). The agreements described in
Section 4.13(a) and other agreements meeting the criteria specified therein, whether entered into before the date hereof or between the date hereof and the Closing are referred to as the "Material Contracts."

(c) Except as set forth in Section 4.13(c) of the Seller Disclosure Schedule, as of the date hereof, each Material Contract has been executed by the other party thereto and is in full force and effect, and constitutes the legal, valid and binding obligation of Seller or its Subsidiaries, as the case may be, as a party thereto, in accordance with the terms of such agreement. In the twelve months preceding the date hereof, the Seller or any of its subsidiaries have not given or received a written notice of default under or had any material dispute with respect to any Material Contract.

(d) Section 4.13(d) of the Seller Disclosure Schedule sets forth the parties, the location, the lease amount payable and security deposits on deposit for each real property lease and true, correct and complete copies thereof have been made available to Purchaser. In the twelve months preceding the date hereof, Seller has not materially breached or been in default under any Real Property Lease. A true, correct and complete copy of each of the real property leases set forth in Section 4.13(d) of the Seller Disclosure Schedule will be delivered to Purchaser within 20 days after the date hereof and the original executed versions thereof shall be delivered at Closing.

(e) A true, correct and complete copy of each lease of Chassis, Domestic Containers and Trailers that is a Material Contract (collectively, the "Equipment Leases") will be made available to Purchaser within 20 days after the date hereof. Except as set forth in Section 4.13(e) of the Seller Disclosure Schedule, Seller has not sold, assigned or otherwise granted to any party (including any lessee under an Equipment Lease) any present or future right or option to acquire any ownership interest in any equipment under an Equipment Lease that is a Material Contract or to retain any such equipment without paying a reasonable rental therefore after the expiration of the term of such lease, other than ordinary course hold-over provisions. The defaults by the lessees under the Equipment Leases do not in the aggregate have a Material Adverse Effect. To the Knowledge of Seller, there are no oral Material Contracts or oral modifications to any Material Contracts.

(f) Under the terms of the Canada Trust Transaction Documents, Seller is entitled to receive and retain all sublease rental payments received by Seller from subleasing the assets that are subject to the Canada Trust Transaction Documents so long as Seller is not in default under the Canada Trust Transaction Documents and Seller is not in default under the Canada Trust Transaction Documents in any respect that would impair the right to receive and retain such sublease rental payments.

                  The "Non-Disturbance Undertaking" dated December 18, 1996 included in the Canada Trust Transaction Documents is to the Knowledge of Seller in full force and effect and has not been amended, waived or modified since the date thereof.

4.14 Title to Assets; Absence of Encumbrances; Assets. (a) Except as set forth in Section 4.14(a) of the Seller Disclosure Schedule, Seller has good, valid and marketable title to its owned real properties which constitute Assets and good and valid title to the other Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances. At the Closing Seller will deliver to the Purchaser, good and valid title to (or, in the case of the Assets that are leased by the Seller, a valid leasehold interest in) the Assets, free and clear of all Liens except Permitted Encumbrances. As of the Closing, there will be no Encumbrances relating to any of the Assets other than Permitted Encumbrances and other than arising from any financing by Purchaser.

(b) Upon consummation of the transactions contemplated hereby, Purchaser shall acquire all the Assets, other than Excluded Assets, that are necessary for the continuing conduct and operation of the Business in all material respects as conducted and operated by Seller immediately prior to the Closing (other than headquarter-level services provided by Seller and its Affiliates to the Business and assets associated with the provision of such services).

(c) Except as set forth in Section 4.14(c) of the Seller Disclosure Schedule or pursuant to this Agreement, there does not exist any right, option or agreement granting any Person the right to purchase or otherwise acquire any of the Trailers, Domestic Containers and Chassis or other Assets.

(d) Except as set forth in Section 4.14(d) of the Seller Disclosure Schedule, the Trailers, Domestic Containers and Chassis that are off-hire as of the date of the Signing Net Assets Statement have been maintained in all material respects in good leasable operating condition, in any instance, in accordance with Seller's written policies which interpret the Rules and Regulations of the U.S. Federal Highway Act, the Rules and Regulations of the U.S. Department of Transportation and the TOFC/COFC Interchange Rules and Trailer and Container Service and Reporting Rules as adopted by the Association of American Railroads, as applicable (or an accrual has been made and reflected on the Signing Net Assets Statement to the extent that such Trailers, Domestic Containers and Chassis have not been so maintained) and are suitable and adequate in all material respects for their current use. The Trailers, Domestic Containers and Chassis that are on-hire as of the date hereof are in all material respects, subject to leases which provide for the lessee to maintain such Trailer, Domestic Container or Chassis, as applicable, in good operating condition, in any instance, in accordance with Seller's written policies which interpret the Rules and Regulations of the U.S. Federal Highway Act, the Rules and Regulations of the U.S. Department of Transportation and the TOFC/COFC Interchange Rules and Trailer and Container Service and Reporting Rules as adopted by the Association of American Railroads, as applicable. normal wear and tear excepted.

4.15 Leases of Real Property. Section 4.15 of the Seller Disclosure Schedule lists all material real estate leased (the "Leased Premises"), as of the date hereof, by Seller or any of its Subsidiaries, in each case as lessee, which is used or held for use primarily in connection with the Business. Each lease (a "Lease") with respect to a Leased Premises is a valid and binding obligation of Seller or the Subsidiary thereof which is the lessee thereof and, to Seller's knowledge, is in full force and effect, except where the failure to be valid and binding or in full force and effect would not have a Material Adverse Effect. Except as set forth in
Section 4.13 of the Seller Disclosure Schedule, Seller and its Subsidiaries do not own any real property (other than real property acquired in satisfaction of debts previously contracted in good faith) used primarily in connection with the Business.

4.16 Environmental. (a) Except as set forth in Section 4.16(a) of the Seller Disclosure Schedule, and except as would not have a Material Adverse Effect, (i) Seller is in compliance with all applicable Environmental Laws with respect to the Business, which compliance includes the possession by the Seller or its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws to operate the Business and compliance with the terms and conditions thereof, and (ii) within the past three years Seller has not received any communication from a Governmental Authority, that alleges that the Seller is not in such compliance.

(b) Except as set forth in Section 4.16(b) of the Seller Disclosure Schedule and except as would not have a Material Adverse Effect, within the past three years no notice, demand, request for information, citation, claim, action, proceeding, summons or complaint has been received by any of Seller or any of its Subsidiaries, and no penalty has been assessed or, to Seller's knowledge, threatened against any of Seller or any of its Subsidiaries by any Governmental Authority with respect to any (i) alleged violation by any of Seller or any of its Subsidiaries of any Environmental Law with respect to the leased or owned real property used or held for use primarily in connection with the Business, (ii) alleged failure by Seller or any of its Subsidiaries to have any Permit required under any Environmental Law in connection with the conduct of the Business or (iii) alleged release, disposal, transportation or storage of any Hazardous Substance by Seller or any of its Subsidiaries at, upon, or under the leased or owned real property used or held for use primarily in the Business except in the ordinary course of business.

(c) Except as set forth in Section 4.16(c) of the Seller Disclosure Schedule and except as would not have a Material Adverse Effect, to Seller's knowledge there are no administrative or judicial judgments, orders, or decrees that relate to violations of Environmental Law with respect to the Business.

(d) Except as set forth in Section 4.16(d) of the Seller Disclosure Schedule and except as would not have a Material Adverse Effect, to Seller's knowledge Seller is not engaged in any activity in connection with the operation of the Business that would violate any Environment Law that relates to the Assets.

4.17 Intellectual Property. (a) Except as would not have a Material Adverse Effect, the trademarks, trade names and service marks listed in Section
6.10 (the "Intellectual Property") are owned free and clear of all Encumbrances by, or validly licensed to, Seller or its Subsidiaries, as applicable. Except as would not have a Material Adverse Effect and except as set forth in Section 4.17 of the Seller Disclosure Schedule, each of Seller and its Affiliates owns or possesses, and has taken all actions appropriate to record, reserve and protect, adequate and enforceable long-term licenses or other rights to use all such Intellectual Property.

                  (b) There is no restriction or limitation on the right of the Seller or any of its Subsidiaries to transfer any of the Intellectual Property to Purchaser to the extent provided in Section 6.10, and upon the Closing, there will be no restriction or limitation on the right of the Seller or any of its Subsidiaries to transfer to Purchaser any of the Intellectual Property of Seller or any of its Subsidiaries to the extent provided in Section 6.10.

                  (c) The use of the Intellectual Property is not, to the knowledge of the Seller, in conflict with the rights of others. As of the date hereof, except as would not have a Material Adverse Effect on the
Business: there is no claim, action, suit, charge, proceeding, audit or investigation by any Governmental Authority (collectively, a "Proceeding") pending, or, to the knowledge of the Seller, threatened, with respect to the Intellectual Property, and no person, to the knowledge of the Seller, is infringing upon or otherwise violating any of the Intellectual Property owned or used by Seller.

                  (d) As of the date hereof, except as would not have a Material Adverse Effect on the Business: there are no proceedings pending against the Seller and the Seller and its Subsidiaries have not received any notice of any claims, alleging that the conduct of the Business infringes upon or constitutes the unauthorized use of the proprietary rights of any third party. The Intellectual Property is not as of the date hereof subject to any material outstanding order, decree, judgment, stipulation or injunction restricting the use thereto by Seller.

4.18 Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley Dean Witter & Co. and Donaldson Lufkin and Jenrette, the fees and expenses of which will be paid by Seller or an Affiliate thereof, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

4.19 Accounts Receivables. All accounts receivable which constitute Assets are the result of bona fide transactions in the ordinary course of business. The reserves for allowance for doubtful accounts in the Signing Net Assets Statement were established in a manner consistent with Seller's historical accounting practices.

4.20 No Regulatory Impediment. Excluding the requirements of the HSR Act, Seller is not aware of any fact relating to its business, operations, financial condition or legal status that might materially impair its ability to obtain, on a timely basis, all consents, authorizations, orders, approvals and Permits from, and make all necessary filings and registrations with and all notices to, Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

4.21 Limitation on Representations and Warranties. Except as otherwise set forth herein and without limiting the representations and warranties set forth herein, Seller makes no representations or warranties as to the Assets or the Business, which are being transferred to Purchaser "AS IS," "WHERE IS" and with all defects at the Closing Date. Without limiting the generality of the foregoing, Seller makes no representation or warranty to Purchaser with respect to (a) any projections, estimates or budgets heretofore delivered to or made available to Purchaser of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Assets or the Business (including any information included in or omitted from the Confidential Offering Memorandum previously furnished to Purchaser) or (b) any other information or documents made available to Purchaser or its counsel, accountants, advisors or other representatives with respect to the Assets or the Business, except as expressly covered by a representation and warranty contained in Section 4.1 through 4.20.

                                 ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  Except as expressly set forth in the Purchaser Disclosure Schedule delivered by Purchaser to Seller prior to the execution of this Agreement and making reference to the particular section of this Agreement to which exception is being taken (unless the applicability of such exception is reasonably apparent), the Purchaser represents and warrants to Seller as follows:

5.1 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Purchaser has heretofore made available to Seller complete and correct copies of its certificate of incorporation and by-laws as currently in effect.

5.2 Authority Relative to Agreement. Purchaser has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement have been and prior to Closing the consummation by Purchaser of the transactions contemplated hereby will be duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Purchaser are necessary for Purchaser to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Assuming that this Agreement has been duly executed and delivered by Seller, this Agreement constitutes a valid and legally binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

5.3 Non-Contravention. The execution and delivery of this Agreement by Purchaser do not, and the consummation by Purchaser of the transactions contemplated hereby and the performance by Purchaser of the obligations which it is obligated to perform hereunder will not, (a) violate any provision of the certificate of incorporation or by-laws or other organizational documents of Purchaser or (b) assuming that all consents, authorizations, orders or approvals of, filings or registrations with, and notices to, each Governmental Authority listed in Section 5.4(a) of the Purchaser Disclosure Schedule and all Third Party Consents listed in
Section 5.4 (b) of the Purchaser Disclosure Schedule have been obtained or made, (i) violate any Applicable Law or Environmental Laws or (ii) violate, result in the termination or the acceleration of, or conflict with or constitute a default under, any Contract to which Purchaser is a party or by which any of its properties are bound, except, in the case of clauses
(b)(i) and (ii), for such violations, terminations, accelerations, conflicts or defaults as would not prohibit, materially delay or otherwise materially impair Purchaser's ability to consummate the transactions contemplated hereby.

5.4 Consents. (a) Except as described in Section 5.4(a) of the Purchaser Disclosure Schedule, no consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority and
(b) except as described in Section 5.4(b) of the Purchaser Disclosure Schedule, no Third Party Consent is required for the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, except for such consents, authorizations, orders, approvals, filings, registrations, notices or Third Party Consents the failure of which to be obtained or made would not prohibit, materially delay or otherwise materially impair the consummation by Purchaser of the transactions contemplated hereby.

5.5 Brokers. No broker, investment banker, financial advisor or other person, other than Salomon Smith Barney, the fees and expenses of which will be paid by Purchaser, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

5.6 Financing. Purchaser has entered into a commitment letter with Salomon Smith Barney, Inc. (collectively, including all exhibits, appendices and annexes thereto, the "Bank Commitment Letter") pursuant to which Salomon Smith Barney, Inc. has committed to provide to Purchaser subject to the terms and conditions therein, funds which together with cash to be available to Purchaser at Closing, would be sufficient to consummate the transactions contemplated hereby and to pay all related fees and expenses of Purchaser (the "Financing"). Section 5.6 of the Purchaser Disclosure Schedule sets forth a true, correct and complete copy of the Bank Commitment Letter.

5.7 No Regulatory Impediment. Excluding the requirements of the HSR Act, Purchaser is not aware of any fact relating to its business, operations, financial condition or legal status that might materially impair its ability to obtain, on a timely basis, all consents, authorizations, orders, approvals and Permits from, and make all necessary filings and registrations with and all notices to, Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

                                ARTICLE VI

                                 COVENANTS

6.1 Conduct of Business. (a) Except to the extent that Purchaser shall otherwise consent in writing and except as expressly contemplated by this Agreement, between the date hereof and Closing, Seller shall, and shall cause its Subsidiaries to, (i) use commercially reasonable efforts to preserve the Business' organization and goodwill intact, preserve and maintain the Business licenses, and maintain satisfactory relationships with customers, suppliers and employees, (ii) maintain the Assets in normal operating condition and repair, ordinary wear and tear excepted, in accordance with the maintenance practices of Seller in effect on the date hereof, including repairing or replacing, consistent with past practice, Assets that are damaged or destroyed, (iii) maintain the books, accounts and records of the Business on a basis consistent with past practice, (iv) use reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by them with respect to the Business but subject to Section 6.7, (v) use commercially reasonable efforts to preserve all Intellectual Property owned by the Business or in which the Business has rights, and (vi) continue operating Business in the ordinary course consistent with past practices.
(b) Seller agrees that, between the date hereof and Closing, except (A) as expressly authorized under this Agreement or (B) as otherwise consented to by Purchaser in writing or (C) as set forth in Section 6.1(b) of the Seller Disclosure Schedule, Seller shall not, and shall cause its Subsidiaries not to:

(i) other than in the ordinary course of business, enter into or amend or modify in any material respect any Material Contract or other transaction or commitment which is material to the financial condition, results of operations or business of the Business, taken as a whole;

(ii) except in the ordinary course of business, sell, lease or otherwise dispose of any material part of the Business or the Assets;

(iii) create or suffer to exist any new Encumbrance on any of the Assets, except for (A) Permitted Encumbrances and (B) leases on Trailers, Domestic Containers, Chassis and other equipment held for lease in connection with the Business;

(iv) purchase or acquire any asset or property for the Business (or make any commitment with respect thereto), or incur any liability or obligation (fixed or contingent) or enter into any Contract with respect to the Business or the Assets, except for (A) incurrences of liabilities or obligations and entering into Contracts, in the ordinary course of business, (B) purchases and commitments in the ordinary course of business consistent with the Purchase Order Schedule of the Business attached hereto as Section 6.1(b)(iv) of the Seller Disclosure Schedule or (C) purchases and commitments for not more than $2,500,000 in the aggregate;

(v) grant or agree to grant any general increases in the rates of salaries or compensation payable to any Business Employee, except in the ordinary course of business;

(vi) commit to pay any bonus to an executive level or management Business Employee not eligible to receive a bonus as of the date hereof as previously disclosed to Purchaser or increase the target bonus of any such Business Employee from that previously disclosed to Purchaser, if such increase would increase total annual compensation to above $100,000;

(vii) transfer or otherwise change any of the material terms or conditions of employment of any Business Employee, except in the ordinary course of business;

(viii) provide for any new pension, retirement or other employment benefits for Business Employees that would be Assumed Liabilities or, except for changes to Seller's or Parent's benefit plans generally, any increase in any existing Benefit Plans;

(ix) enter into any employment, severance or consulting agreements that would be Assumed Liabilities or hire an employee of the Business at a salary in excess of $100,000 per annum;

(x) settle or compromise any material claims, actions, or litigation related to the Business or the Assets, except in the ordinary course of business consistent with past practice;

(xi) take any action which would have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(xii) enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing; or

(xiii) take, or agree to or commit to take, any action that would make any representation or warranty of Seller contained herein inaccurate at the Closing.

6.2 Access; Confidentiality. Seller agrees to permit Purchaser and its accountants, counsel and other authorized representatives to have, during the period from the date hereof to the Closing Date, reasonable access to the Assets over which Seller has physical control, premises, books and records of Seller and its Subsidiaries that relate primarily to the Business or Assets and personnel of the Business during normal business hours. Seller agrees to make available to Purchaser, upon reasonable advance notice and during normal business hours, the officers and employees of Seller and its Subsidiaries, as Purchaser may reasonably request; provided, that such availability shall not interfere with the normal operations of Seller and its Subsidiaries. Seller shall furnish Purchaser with such financial and operational data and other information with respect to the Business and Assets as Purchaser shall from time to time reasonably request and as are maintained by Seller in the ordinary course of business. Notwithstanding the foregoing, Seller and its Subsidiaries shall not be required to permit Purchaser and its representatives to have access to any documents, portions thereof or other information which Seller and/or its Subsidiaries are prohibited from disclosing due to confidentiality restrictions, and except as contemplated by Section 6.1 of this Agreement, Seller and Purchaser hereby agree that until the Closing shall occur, Purchaser shall have no right to direct or control the Business or its operations. Any information regarding the Business or Assets heretofore or hereafter obtained from Seller or its Subsidiaries by Purchaser or its representatives shall be subject to the terms of the Confidentiality Agreement, and such information shall be held by Purchaser and its representatives in accordance with the terms of the Confidentiality Agreement, provided, however, that following the Closing, this Section 6.2 and the Confidentiality Agreement shall not prohibit Purchaser from using and providing to third parties such information concerning the Assets or the Business (but not any other assets, liabilities or other information relating to Seller) as it may deem appropriate. From the date hereof through the Closing, Seller will continue to prepare and to promptly provide to Purchaser such management reports and information and financial statements and information as Seller currently prepares in the ordinary course of business.

6.3 Taking of Necessary Action. (a) Each of the parties hereto agrees to use its commercially reasonable efforts to take or cause to be taken all action and promptly do or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby.

(b) Each of Seller and Purchaser shall (i) as soon as practicable after the date hereof, file such applications, notices, registrations and requests as may be required or advisable to be filed by it with any Governmental Authority in connection with the transactions contemplated hereby, (ii) furnish the other party with copies of all documents and correspondence (A) prepared by or on behalf of such party for submission to any Governmental Authority and (B) received by or on behalf of such party from any Governmental Authority, in each case in connection with the transactions contemplated hereby and (iii) consult with and keep the other party informed as to the status of such matters. To the extent that any application, notice, registration or request so filed contains any significant information relating to the other party or any of its Affiliates, prior to submitting such application, notice, registration or request to any Governmental Authority, each party will permit the other party to review such information and will consider in good faith the suggestions of the other party with respect thereto. Each party shall have the right to approve any such information that relates to it, and its Affiliates, or, in the case of Seller, the Business or the Assets (which approval shall not be unreasonably withheld).

(c) Each party shall cooperate with the other party in the preparation and filing of any applications, notices, registrations and responses to requests for additional information from Governmental Authorities made by the other party with any Governmental Authority in connection with the transactions contemplated hereby, including providing such information as the other party may reasonably request for inclusion in such applications, notices, registrations and responses.

(d) Notwithstanding anything to the contrary in this Section 6.3, (i) neither Purchaser nor any of its Affiliates or Subsidiaries shall be required to divest a material portion of any of (X) the Trailers, (Y) the Domestic Containers or (Z) the Chassis or a material portion of any of (A) the trailers, (B) the domestic containers or (C) the chassis of Purchaser and its Subsidiaries, and (ii) neither Purchaser nor any of its Affiliates or Subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to be material to the business, assets, condition (financial or otherwise), results of operations or prospects of Purchaser and its Affiliates or Subsidiaries taken as a whole or to the Business taken as a whole.

6.4 Release of Seller from Assumed Liabilities. In addition to assuming the Assumed Liabilities in accordance with Section 2.3, Purchaser agrees to use its commercially reasonable efforts to cause Seller or any Affiliate of Seller to be absolutely and unconditionally released on or prior to the Closing Date from each Assumed Liability. In addition to assuming the Assumed Liabilities in accordance with Section 2.3, Purchaser agrees to continue to use its best efforts after the Closing Date to relieve Seller and such Affiliates of any Assumed Liabilities that are not released or otherwise discharged prior to the Closing Date.

6.5 Exclusivity. Recognizing that Purchaser's investigations of Seller and the Business, and the negotiation and drafting of this Agreement and the other agreements, documents and instruments to be executed by Purchaser in connection herewith have to date required and will continue to require Purchaser to expend significant time, effort and money, and to induce Purchaser to execute and deliver this Agreement and proceed with the transaction contemplated hereby, Seller agrees that, as long as Purchaser is not in material breach of its obligations under this Agreement (which breach, if curable, has not been cured within five Business Days of notice), none of Seller, Parent, any of their Subsidiaries or any of their directors, officers, representatives, financial advisors, or agents will, directly or indirectly, encourage any offers from, solicit, encourage, initiate, respond to (other than by a bare statement, without further detail or explanation, that they are not permitted to respond) or continue any discussions with, engage in discussions or negotiations with or provide any information to, or enter into any agreements or understandings with, any Person, other than Purchaser and its officers, employees, advisors and agents, concerning any sale or other transfer of the Business or Assets, or any material portion of the Business or Assets.

6.6 Release of Purchaser from Excluded Liabilities. Purchaser shall not assume any Excluded Liability and Seller shall retain all liability for paying, satisfying and performing all Excluded Liabilities.

6.7 Insurance; Risk of Loss. (a) Effective as of the Closing Date (i) Seller will terminate or cause its Subsidiaries to terminate all coverage relating to the Business, the Assets and current or former Business Employees under the general corporate policies of insurance, cancelable surety bonds and hold harmless agreements of Seller for the benefit of all of its controlled subsidiaries and (ii) from and after the Closing Date Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Business, Assets and current or former Business Employees for events occurring, circumstances existing and Liabilities accruing on or after the Closing.

(b) Notwithstanding clause (a), to the extent that (i) any insurance policies (other than Seller's insolvency insurance policy referred to in Section 2.2(g)) controlled by Seller and its Subsidiaries ("Seller's Insurance Policies") cover any Liability, loss, damage or expense relating to any of the Business, the Assets and current or former Business Employees ("Business Liabilities") and arising out of occurrences, events or circumstances prior to the Closing Date and (ii) Seller's Insurance Policies continue after the Closing to permit claims to be made thereunder with respect to Business Liabilities arising out of occurrences, events or circumstances prior to the Closing Date ("Business Claims"), Seller shall reasonably cooperate with Purchaser in submitting Business Claims (or pursuing Business Claims previously made) on behalf of Purchaser under Seller's Insurance Policies; provided, that Seller shall be under no obligation to commence or maintain litigation to enforce any Business Claim (except to the extent that Purchaser agrees to hold Seller harmless under terms reasonably acceptable to Seller in connection therewith).

6.8 Assumption of Proceedings. From and after the Closing Date, Purchaser shall assume the defense of and indemnify and hold Seller and its Affiliates harmless from and against any and all actions, suits, claims and administrative or other proceedings of every kind and nature instituted or commenced against Seller or any of its Affiliates at any time after the Closing Date that constitutes an Assumed Liability. Purchaser shall have the right to assume and conduct the defense of any such matters, and Seller and its Subsidiaries shall cooperate in such defense to the extent reasonably requested by Purchaser.

6.9 Mail; Payments. Seller hereby authorizes Purchaser after the Closing to receive and open all mail and other communications received by the Business, and to act with respect to such communications in such manner as Purchaser may elect if such communications primarily relate to the Business or any of the Assets, or, if such communications do not so primarily relate, to forward the same promptly to Seller. After the Closing, Purchaser shall have the right and authority to endorse, without recourse, the name of Seller or any of its Subsidiaries on any check or any other evidence of indebtedness received by Purchaser on account of any of the Assets or the Business. Any payment received by Seller or any of its Subsidiaries after the Closing to the extent relating to the Assets or Business shall be promptly remitted to Purchaser and any payment received by Purchaser to the extent in respect of Excluded Assets or Excluded Liabilities shall be promptly remitted to Seller. Seller or a Subsidiary thereof shall promptly deliver to Purchaser the original of any mail or other communication received by it after the Closing primarily relating to the Assets or Excluded Liabilities or the Business and any moneys, checks or other instruments of payment to which Purchaser is entitled.

6.10 License of Name. (a) Seller hereby grants to Purchaser a fully-paid, royalty-free and non-exclusive license to use the Names and the corresponding trademarks (including other common law or statutory trademark rights therein and derivations or stylizations thereof, "Trademarks") and the Prefixes, in connection with and as a part of the Business (the "License") for the relevant period of time from and after the Closing Date as set forth in the following sentence (the "License Term") and subject to the following provisions of this Section 6.9. The License granted to Purchaser hereunder authorizes Purchaser to continue to use the Names, any corresponding Trademark and the Prefixes that appear on a Trailer, Domestic Container or Chassis as of the Closing Date, on such Trailer, Domestic Container or Chassis for the life of such Trailer, Domestic Container or Chassis without obligation to remove, cover or otherwise obscure the appearance of the Name, Trademark or Prefix thereon; provided, that if any Trailer, Domestic Container or Chassis is refurbished or repainted or ceases, directly or indirectly, to be both owned and operated by Purchaser, then in each case the License with respect to such Trailer, Domestic Container or Chassis shall terminate and Purchaser shall promptly remove any Name, Trademark or Prefix thereon. In no event may Purchaser use the Names or any corresponding Trademark on any Trailer, Domestic Container or Chassis not acquired hereunder. At the expiration of the License Term, all such use of the Names, any corresponding Trademarks and the Prefixes by Purchaser shall cease.

(b) (i) As used herein, "Names" means the terms "Transamerica,"
"Transamerica Leasing," "Trans Ocean," "Realco," "ICS" and such other names that correspond to the Prefixes.

(ii) "Prefix" shall mean all of the alphabetical prefixes imprinted on, and used by Seller to identify, the Trailers, Domestic Containers or Chassis, which shall include the following BIC-registered prefixes: "ICSU," "ICSZ," "IKSU," "NCHU," "NCRU," "REAU," "REAZ," "RMPZ," "RTMZ," "RXXZ," "SMTZ," "TCPU," "TCPZ," "TDNZ," "TGPZ," "TMEZ," "TRLU," "TRZZ," "TSPZ," "TSSZ," "TSXZ" and "UTHZ."

(c) Purchaser hereby waives and disclaims any right or interest in or to ownership of the Names or any Trademarks that may arise under any Applicable Law out of the use hereunder of the Names or any such Trademarks and acknowledges that its right to use the Names, Trademarks and Prefixes is solely to the extent provided in subsection (a) above. No right to assign, transfer or sublicense the Names or any corresponding Trademark is included herein, and such rights to use the Names or any corresponding Trademark are expressly withheld, except that Purchaser may assign or otherwise transfer its rights to use the Names or any corresponding Trademark hereunder to its Subsidiaries or by operation of law in a merger (subject to the provisions of this Section 6.10); provided that in the event that such Subsidiary ceases to be a Subsidiary, the rights hereunder assigned or otherwise transferred shall terminate. Purchaser may not assign, sublicense or otherwise transfer, directly or indirectly, the License (or any portion thereof) granted hereunder except by operation of law in a merger (subject to the provisions of this Section 6.10).

(d) Purchaser shall, as soon as reasonably practicable following the Closing Date, make application for and effect a change in all of the registrations and licenses with respect to the Trailers and Chassis from Seller or an Affiliate thereof to Purchaser. Any registration fees or charges associated with the registration and licensing of Purchaser as owner of the Trailers, Domestic Containers and Chassis shall be paid by Purchaser and any refunds of such registration fees already paid by or on behalf of Seller or an Affiliate thereof shall be for Purchaser's account and, if paid to Seller or an Affiliate thereof, shall promptly be paid over by Seller to Purchaser.

(e) After the Closing, Purchaser shall not use any forms (including forms of agreement), stationery, brochures or other similar items (the "Supplies") that bear any Names or Prefixes or any current logos of Parent or any of its Affiliates, provided that Purchaser may continue to use business forms included within the Supplies, provided, further, that Purchaser shall cease using such business forms as promptly as practicable, but in no event later than 60 days after the Closing.

6.11 Post-Closing Sales Tax Cooperation. Seller agrees that following the Closing, Purchaser shall have reasonable access during normal business hours to the books and records of Seller as they relate to the sales taxes paid by the Business during the period prior to Closing; provided that such access shall not interfere with the normal operations of the Seller's business.

6.12 Post-Closing Accounting Cooperation. Purchaser agrees that following the Closing, Seller and/or its independent auditors shall have reasonable access during normal business hours to the books and records of the Business as they relate to the period prior to Closing and shall have the reasonable assistance and cooperation of the appropriate personnel of Purchaser and its Affiliates in the review of such books and records and in the preparation of the Cut-Off Date Net Book Value of Equipment Report, the Cut-Off Date Net Assets Statement and Cash Management Schedule; provided that such access shall not interfere with the normal operations of the Business.

6.13 General Cooperation. From the date hereof through the Closing, Seller and Purchaser will cooperate reasonably in order to achieve a smooth transition consistent with the mutual business interests of the Seller and the Purchaser. In this regard, the Seller and the Purchaser agree that they will enter into good faith discussions concerning the Business, including personnel policies and procedures, and other operational matters relating to the Business.

6.14 Assigned Contracts. Seller shall use its commercially reasonable efforts to obtain any consent, approval or amendment required to novate and/or assign any Contract included in the Assets, or any other Asset to be assigned to Purchaser hereunder provided that Seller shall not be required to pay any significant amount or offer any significant inducement in connection therewith. Seller shall keep Purchaser reasonably informed from time to time of the status of the foregoing and Purchaser shall cooperate with Seller in this regard. To the extent that the rights of Seller or any of its Subsidiaries under any Contract included in the Assets, or under any other Asset to be assigned to Purchaser hereunder, may not be assigned without the consent of another Person which has not been obtained prior to the Closing, neither this Agreement nor any of the Instruments of Transfer shall constitute an agreement to assign the same if an attempted assignment would be unlawful. If any such consent has not been obtained or if any attempted assignment would be ineffective or would impair Purchaser's rights under the instrument in question so that Purchaser would not acquire the benefit of all such rights, then Seller or a Subsidiary thereof, as applicable, to the maximum extent permitted by Applicable Law and the instrument, shall act as Purchaser's agent in order to obtain for Purchaser the benefits thereunder and shall cooperate, to the maximum extent permitted by Applicable Law and the instrument, with Purchaser in any other reasonable arrangement designed to provide such benefits (and the corresponding burdens) to Purchaser (including by entering into an equivalent arrangement).

6.15 Bulk Sales Waiver. Purchaser and Seller hereby waive compliance with the terms and conditions of any applicable bulk sales or bulk transfer law or similar laws that may be applicable to the bulk sale or bulk transfer of the Assets. Seller will indemnify and hold harmless Purchaser from any and all claims relating to the provisions of the "bulk sales law" of any applicable jurisdiction with respect to the transactions contemplated by this Agreement.

6.16 Public Announcements. Prior to the Closing Date, Seller and Purchaser will use reasonable efforts to consult with each other about any description of the transactions contemplated by this Agreement contained in any press release or other public statements prior to the issuance thereof and provide each other with the opportunity to review and comment upon any such description, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court order or by obligations pursuant to any listing agreement with any national securities exchange. The parties shall use reasonable efforts to agree on the description of the transactions contemplated by this Agreement contained in any initial press releases to be issued by the parties with respect to their execution and delivery of this Agreement.

6.17 Notices of Certain Events. Seller and Purchaser will use commercially reasonable efforts to promptly notify each other of, and cure before the Closing, any event, transaction or circumstance, that such party learns has caused or will cause any covenant or agreement of such party under this Agreement to be breached or that renders or will render untrue any representation or warranty of such party contained in this Agreement in each case so as to cause a condition to Closing not to be satisfied. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

6.18 Further Assurances. Each party shall cooperate with the other, and execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and to make all filings with and to obtain all consents, approvals or authorizations of any Governmental Authority or other regulatory authority or any other Person under any Permit, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6.19 Covenant Not to Compete. (a) For a period of four years from and after the Closing, the Seller agrees that it and Transamerica Finance Corporation shall not, and they shall cause their respective Subsidiaries not to, engage directly or indirectly in any business that competes with the Business as it is conducted as of the Closing in North America (a "Competitive Business"); provided, however, that the foregoing will not preclude Seller, Transamerica Finance Corporation or their respective Subsidiaries from engaging and continuing to engage in any businesses or activities in which they shall be engaged immediately after the Closing, including (i) Seller's tank chassis leasing business (which is currently under contract to be sold) and (ii) the provision and marketing of direct financing leases or full payout leases or installment loans relating to trailers, domestic containers and chassis (where a direct financing lease shall mean a lease in which the lessee has a purchase option to acquire the equipment subject to such lease at the end of the lease term). Seller and Transamerica Finance Corporation shall not request that Aegon or any of its Subsidiaries fund an initiative that is managed, directly or indirectly, by Seller or Transamerica Finance Corporation to engage in a Competitive Business or assist Aegon or any of its Subsidiaries in engaging in a Competitive Business during the four-year period described above.

                  (b) Notwithstanding the provisions of Section 6.19(a),
(i) Seller, Transamerica Finance Corporation and their respective Subsidiaries may invest as passive investors owning not more than 10% of the outstanding shares of any class of securities of any corporation that is engaged in any Competitive Business having a class of securities registered pursuant to the Securities Exchange Act of 1934, so long as neither Seller nor any of its Subsidiaries in any way, either directly or indirectly, manages or exercises control over any such corporation or otherwise takes any part in any of its businesses, other than exercising its rights as a shareholder, and (ii) Seller and its Subsidiaries shall not be prohibited from acquiring a Person engaged in a Competitive Business together with other lines of business if (A) not more than 20% of the value of the acquired Person's assets (measured by the most current financial statements published by the acquired Person in the ordinary course of business) relates to the Competitive Business, and (B) such Competitive Business is divested by Seller or its Subsidiary, as applicable, within six months of its purchase.

(c) The provisions of the covenant contained in Section 6.19(a) shall be deemed to be a separate covenant in each of the states, cities, counties, or other political subdivisions of the United States and in foreign countries. The parties acknowledge and agree that the time, scope, and other provisions of Section 6.19(a) have been specifically negotiated by sophisticated, commercial parties and specifically hereby agree that such time, scope and other provisions are reasonable under the circumstances. The parties further agree that if, at any time, despite the express agreement of the parties, a court of competent jurisdiction holds that any portion of Section 6.19(a) is unenforceable because any of the restrictions therein are unreasonable, or for any other reason, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, and the maximum restrictions of time or scope reasonable under the circumstances, as determined by such court, will be substituted for any such restrictions which are held unenforceable. In the event of a breach by any party of any of the provisions of Section 6.19(a), the parties acknowledge that such breach may cause irreparable damage to Purchaser, the exact amount of which may be difficult to ascertain, and the remedies at law for any such breach may be inadequate. Accordingly, the Purchaser may be entitled, in addition to any other rights or remedies existing in their favor, to seek specific performance and injunctive relief in order to enforce or prevent breach of any such provisions.

6.20 Cooperation with Respect to Financing. Between the date hereof and the Closing, Purchaser agrees to use commercially reasonable efforts to secure the Financing. Between the date hereof and the Closing, Purchaser and Seller agree to reasonably cooperate in connection with Purchaser's efforts to secure the Financing, and any other financing as contemplated by the Bank Commitment Letter, including cooperating with Purchaser in connection with Purchaser's (a) obtaining appraisals of the Assets, (b) sending notices to lessees of the change of ownership, (c) making application for new title certificates and (d) seeking access to Seller's accountants and their work papers, making employees of the Business available, providing all information relating to the Business reasonably requested by Purchaser, and permitting Purchaser and its accountants to conduct agreed upon procedures with respect to the Business; provided, however, that Seller shall not be required to incur any liability in connection therewith unless Purchaser shall agree indemnify Seller and its Affiliates and their directors, officers and employees harmless against any such liabilities and all costs, damages and losses relating thereto; provided, further, however that Purchaser shall not be obligated to so indemnify if such liability is determined to have resulted from inaccurate information provided by Seller. In addition, after the Closing Seller will reasonably cooperate with Purchaser in connection with Purchaser's preparation of initial and three-year historical audited (and unaudited) financial statements (including footnotes) of the Business as required for Purchaser's filings under the securities laws, including providing (i) Purchaser and its accountants with access to Seller's accountants and their work papers in accordance with customary professional standards and (ii) customary written representations from Seller to Purchaser's accountants.

6.21 Insurance Reimbursement. In the event that following the Cut-Off Date and prior to the Closing Date, a claim arises under Seller's insolvency insurance policy with Royal Belge S.A. d'Assurances, Seller agrees to process the claim and remit the proceeds to Purchaser.

6.22 Contingent Guaranty. In the event that Parent, or another entity with net assets in excess of $5 billion, is no longer the owner of Seller, or Seller has net assets of less than $2 billion, the parties agree that Transamerica Finance Corporation shall guarantee the obligations and performance of Seller under this Agreement.

6.23 Transition Services Agreement. Seller and Purchaser shall negotiate in good faith a customary transition services agreement (the "Transition Services Agreement") to be entered into at the Closing pursuant to which Seller will provide to Purchaser (at a cost to be paid by Purchaser equal to Seller's cost consistent with Seller's past practices) for the benefit of the Business the services presently being provided to the Business and not being transferred to Purchaser (other than certain headquarters level administrative services, such as legal services) for a reasonable transition period; provided that Purchaser shall use commercially reasonable efforts to migrate from such transitional services as promptly as reasonably practicable after the Closing; and provided, further, that the manner in which Seller will fulfill its obligations under the Transition Services Agreement (e.g., providing services presently being provided to the Business) shall be adjusted as necessary in light of changing circumstances (including employee departures). The parties agree to use their best efforts to finalize the Transition Services Agreement within 30 days after the date hereof.

                                ARTICLE VII

                              EMPLOYEE MATTERS

7.1 Business Employees. "Business Employees" shall mean: (a) all persons employed by Seller or any of its Affiliates in the Business immediately before the Closing; (b) all employees of Seller or any of its Affiliates
(i) who are absent from work with the Business on account of sickness, vacation or leave of absence (including any person on disability leave who is able to return to active employment with Purchaser within six months following the Closing Date or any longer period required by Applicable Law) or (ii) for whom an obligation to recall, rehire or otherwise return to employment exists under Applicable Law or contract; and (c) the shared services and headquarters personnel, whose names are set forth in Section
7.1 of the Seller Disclosure Schedule. Seller has provided Purchaser with a preliminary list of Business Employees, including each such employee's job/position/title, salary or grade level, target bonus and supervisor's name, and Seller will provide Purchaser with an update to such list of Business Employees prior to the Closing based upon new employees hired by the Business and departures of Business Employees as of the date of such update, and upon mutually agreed to additions to and deletions from the shared services and headquarters personnel set forth on such list.

7.2 Employment. (a) Effective as of the Closing Date, Purchaser shall make an offer of employment to each Business Employee selected by Purchaser in its sole discretion, provided that, notwithstanding anything contained herein to the contrary, no later than 30 days prior to the Closing Date, Purchaser shall provide Seller with a final list of the Business Employees to whom Purchaser will make offers. To the extent that, as of the Closing Date, Purchaser does not make or honor such offers to any of the Business Employees set forth on Purchaser's final offer list, Purchaser shall indemnify and hold harmless Seller and its Affiliates for all wages, salaries and other employee benefit costs payable in the ordinary course of business consistent with past practice incurred by Seller or its Affiliates in respect of such Business Employees, during the period from the date of delivery of the final list to Seller by Purchaser (no less than 30 days prior to the Closing Date) through and including the Closing Date (on the same basis as such costs will be reimbursed to Seller by Purchaser for the period between the Cut-Off Date and the Closing Date in accordance with
Section 2.7). Subject to Purchaser's obligations under this Agreement, Purchaser's offers of employment shall be on terms and conditions determined by Purchaser. Notwithstanding anything contained herein to the contrary, Purchaser's hiring procedures will comply with Applicable Law. Purchaser's employment of those Business Employees who accept offers of employment shall be deemed to commence on the Closing Date. Those Business Employees who have been offered employment by Purchaser and who accept such offers of employment shall be referred to herein as the "Transferred Employees," and the parties hereto intend that there shall be continuity of employment following the Closing with respect to all Transferred Employees.

(b) Except as set forth in Section 7.7 with respect to TARRP Payments, the severance and outplacement benefits under the Separation Pay Plan and the payments under the LTIP, which are hereby expressly retained by Seller, after the Closing, Seller shall not be responsible for wages, salaries and other employee benefits for Transferred Employees for the service of such Transferred Employees with the Purchaser after the Cut-Off Date, provided that, with respect to the period from the Cut-Off Date to the day prior to Closing Date, Purchaser's liability for wages, salaries and other employee benefits shall be in accordance with Section 2.7. Purchaser shall be responsible for paying or providing (or, for the period after the Cut-Off Date to the day prior to the Closing Date, reimbursing Seller for the cost of paying or providing, in accordance with Section 2.7) any wages, salaries and other employee benefits (other than as provided in Section 7.7 with respect to TARRP Payments, the severance and outplacement benefits under the Separation Pay Plan and the payments under the LTIP) to all Transferred Employees, for all periods following the Cut-Off Date.

7.3 Employee Benefits. (a) Subject to the other provisions of this Article VII, Purchaser agrees that for a period of at least one year after the Closing Date it will (i) provide Transferred Employees with a wage and salary program no less favorable than that in place at the Business immediately prior to the Closing Date and (ii) provide all Transferred Employees with compensation and benefits which are no less favorable than the compensation (including incentive compensation) and benefit plans, programs and policies of general applicability that are provided to similarly situated employees of Purchaser and its Subsidiaries (and excluding for this purpose individual negotiated commission arrangements). Effective as of the Closing Date, the Purchaser will count the service of each Transferred Employee with Seller and its Affiliates (and their predecessor entities) for purposes of determining each Transferred Employee's eligibility to participate in and eligibility for benefits (including but not limited to, vesting, and eligibility for early retirement, benefit forms, eligibility for early retirement subsidies, but not including benefit accruals under any defined benefit pension plan of Purchaser) under each of Purchaser's or its Affiliate's employee benefit plans, programs or arrangements that are provided to such Transferred Employees. With respect to Transferred Employees, Purchaser's or its Affiliate's medical and health plans shall take into account expenses incurred by Transferred Employees (during the plan year in which the Closing Date occurs) under Seller's medical and health plans for purposes of determining deductibles and out-of-pocket limits under Purchaser's or its Affiliate's medical and health plans for the remainder of the plan year, and Purchaser's welfare benefit plans shall waive all limitations as to pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees. With respect to vacation, severance, and service related awards provided by Purchaser or its Affiliates, the seniority or period of service of each Transferred Employee shall include periods of service with Seller and its Affiliates (and their predecessor entities). On the Closing Date, Seller shall provide Purchaser with a schedule setting forth the years of credited service under Seller's benefit and compensation plans, programs and policies for each Transferred Employee. Except as set forth in Section
7.7 with respect to TARRP Payments, the severance and outplacement benefits under the Separation Pay Plan and the payments under the LTIP, from and after the Closing Date, Purchaser shall be solely responsible for all termination and severance benefits, costs, charges and Liabilities of any nature incurred with respect to a Transferred Employee after the Cut-Off Date, including any claims arising out of or relating to any plant closing, mass layoff, termination or similar event under Applicable Law occurring on or after the Closing Date.

(b) As of the Closing Date, the Transferred Employees shall cease active participation in each Benefit Plan of Seller or its Affiliates and no additional benefits shall be accrued thereunder for the Transferred Employees, except as provided under Section 7.7 with respect to TARRP Payments, the severance and outplacement benefits under the Separation Pay Plan and the payments under the LTIP.

7.4 Assumption of Liabilities. Except as specifically provided otherwise in this Article VII, at the Closing, Purchaser shall assume all employee-related obligations for wages, salaries and benefits payable in the ordinary course of business consistent with past practice for the period from the Cut-off Date to the day prior to the Closing Date, and all other employee-related Liabilities that arise after the Closing Date with respect to Transferred Employees and their beneficiaries and dependents; provided, however, that Purchaser, except as specifically provided otherwise in this Article VII, shall not assume any Liabilities that are payable prior to, at or after the Closing with respect to (a) any Benefit Plans that are maintained by Seller or its Affiliates, or (b) with respect to Business Employees who do not become Transferred Employees (other than Liabilities for the wages, salaries and employee benefits of the Business Employees for the period from the Cut-Off Date to the day prior to the Closing Date in accordance with Section 2.7). Seller shall retain, pay and be responsible for all Liabilities referred to in clauses (a) and (b) of the immediately preceding sentence.

7.5 Retirement Plan for Salaried Business Employees. As of the Closing, the Transferred Employees shall cease active participation in the Retirement Plan, and no additional benefits shall accrue thereunder, except as provided under Section 7.7 with respect to TARRP Payments. Effective as of the Closing, Seller shall fully vest the Transferred Employees in their accrued retirement benefits under the Retirement Plan. Seller and its Affiliates shall retain all assets and Liabilities for accrued retirement benefits under the Retirement Plan.

7.6 401(k) Plan. (a) Effective as of the Closing, Purchaser shall establish a defined contribution plan and trust for (or cause an existing defined contribution plan to cover) the Transferred Employees, who are eligible to participate in the Transamerica Employees Stock Savings Plan (the "Seller 401(k) Plan"), which shall be qualified under Sections 401 and 501 of the Code and shall provide for salary reduction contributions pursuant to
Section 401(k) of the Code (the "Purchaser DC Plan"). Effective as of the Closing, Seller shall fully vest the account balances of the Transferred Employees under the Seller 401(k) Plan. On the Closing, Purchaser shall provide Seller with evidence reasonably satisfactory to Seller that such Purchaser DC Plan has been established and is so qualified.

(b) As of and following the Closing, the Purchaser DC Plan shall permit and accept a plan to plan transfer of the assets and liabilities associated with the account balances of the Transferred Employees under the Seller 401(k) Plan. Seller shall cause a cash transfer to be made from the Seller 401(k) Plan in an amount equal to the account balances of the Transferred Employees under the Seller 401(k) Plan to the Purchaser DC Plan as soon as practicable after the Closing Date; provided, however, that in no event shall the transfer take place until the later of (i) the date that Purchaser provides Seller with a favorable determination letter from the IRS (or an opinion of counsel) with respect to the qualification of the Purchaser DC Plan under Section 401(a) of the Code, and (ii) the date that Seller provides Purchaser with a favorable determination letter from the IRS (or an opinion of counsel) with respect to the qualification of the Seller 401(k) Plan under Section 401(a) of the Code, provided, further, that the transfer shall occur prior to the 180 day anniversary of the Closing Date. If practicable, the transfer shall be made as of the last day of the first calendar quarter ending after the Closing Date. The transfer shall be made in cash. Any outstanding plan loans to Transferred Employees shall be transferred with the underlying accounts. The account balances of the Transferred Employees shall be valued as of the date on which the transfer is made. The account balances of Transferred Employees in the Seller 401(k) Plan shall share in the earnings, appreciation and depreciation of the investment funds in which the accounts are invested for the period between the Closing and the date on which the transfer is made. Any benefits that are payable to Transferred Employees from the Seller 401(k) Plan after the Closing and before assets are transferred shall be paid from the Seller 401(k) Plan in the ordinary course.

(c) The account balances to be credited under the Purchaser DC Plan for Transferred Employees shall not be less than the account balances of the Transferred Employees under the Seller 401(k) Plan as of the date on which the transfer is made, and the transfer shall be made in accordance with Applicable Law. Effective on the date of the transfer of Seller 401(k) Plan assets, (i) the Purchaser DC Plan shall assume all Liabilities in connection with the account balances of Transferred Employees under the Seller 401(k) Plan, and (ii) Seller, its Affiliates and the Seller 401(k) Plan shall have no further liability with respect to the Transferred Employees' participation in and account balances under the Seller 401(k) Plan. Subject to compliance with the provisions of this Section 7.6, Seller and its Affiliates shall have no liability with respect to the Purchaser DC Plan.

7.7 TARRP. (a) For the period commencing on the Closing Date and ending on July 20, 2002 (the "TARRP Continuation Period"), Seller shall continue to provide Transferred Employees, whose employment with Purchaser is terminated under circumstances that make them eligible for benefits under the Transamerica Retention and Retirement Program ("TARRP"), including a termination by the Transferred Employee due to Purchaser's failure to provide a "Comparable Position" as defined in TARRP, with the "TARRP Payment" (as defined in TARRP) under TARRP as in effect from time to time. For purposes of calculating the TARRP Payment of an eligible Transferred Employee, Seller shall count such eligible Transferred Employee's service with Purchaser and its Affiliates in addition to prior service with Seller and its Affiliates. During the TARRP Continuation Period, Purchaser shall provide each Transferred Employee who is entitled to a TARRP Payment with "Outplacement Assistance" (as defined in TARRP) in accordance with the program disclosed on Section 4.11(b) of the Seller Disclosure Schedule and Purchaser shall be solely liable for such benefits. To the extent a Transferred Employee is not eligible for or does not elect TARRP benefits upon a termination of employment from Purchaser (including a termination by the Transferred Employee due to Purchaser's failure to provide a "Comparable Position" as defined in TARRP) during the TARRP Continuation Period, such employee shall be entitled to receive benefits under the Separation Pay Plan and outplacement assistance (on the same basis as provided to terminated Transferred Employees who are receiving TARRP Payments), and Seller shall be solely liable for the payment of such separation benefits and outplacement assistance. In addition, to the extent a Transferred Employee is entitled to receive payments under the LTIP, Seller shall be solely liable for the payment of such amounts.

(b) Purchaser agrees (i) that only Transferred Employees whose termination is a "bona fide" termination (as defined herein) will be reported as terminated from Purchaser for purposes of TARRP, (ii) that such terminated Transferred Employees may not be rehired by Purchaser or any of its Affiliates within six months of their termination date, (iii) to notify Seller of a bona fide termination at least 75 days prior to the planned termination date, (iv) to cooperate with Seller in providing the required TARRP notice to the Transferred Employees at least 60 days prior to the termination date, and (v) to cooperate in fulfilling all other requirements of TARRP. A termination of employment from the Purchaser for purposes of this Agreement will be considered "bona fide" only if it constitutes a "retirement" (rather than a termination permitting the distribution of just ancillary or incidental benefits) under Treas. Regs. Section 1.401-1(b)(1) or a "severance of employment" under Revenue Ruling 56-693 or is a termination by the Transferred Employee due to Purchaser's failure to provide a "Comparable Position" as defined in TARRP. Furthermore, a termination of employment will not be considered "bona fide" for purposes of this Agreement if at the time of the Transferred Employee's eligibility for TARRP, there is any express or implied agreement or understanding that such employee will be rehired or will provide services in the future in any capacity to Purchaser or any of its Affiliates.

7.8 Workers' Compensation. At Closing, Purchaser shall assume all Liabilities for all claims under workers' compensation laws that are payable after the Cut-Off Date with respect to Transferred Employees, without regard to when the Liabilities arose; provided, however, that Seller shall retain, pay and be responsible for any Liability for worker's compensation claims incurred with respect to the Transferred Employees prior to the Closing Date, to the extent that such claims are covered by Seller's workers compensation insurance.

7.9 Vacation Pay. As soon as reasonably practicable following the Closing Date, Seller shall pay all Liabilities for unpaid vacation pay earned, banked or accrued by Transferred Employees prior to the Closing Date. Subject to the foregoing and Applicable Law, on and after the Closing, Seller shall have no Liability for vacation pay for Transferred Employees.

7.10 Welfare Plans. (a) Seller shall be liable for and shall hold Purchaser harmless from and against all claims for welfare benefits by Business Employees that are incurred prior to the Closing Date, and Purchaser shall be liable and shall hold Seller harmless from and against all claims for welfare benefits by Transferred Employees that are incurred on or after the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the date of death or accident giving rise to such benefits, (ii) health, dental, vision and/or prescription drug benefits, on the date such services, materials or supplies were provided and (iii) disability income benefits, on the date of disability as determined by the disability carrier for the individual.

(b) Seller shall be responsible for satisfying the obligations under
Section 601 et seq. of ERISA and Section 4980B of the Code ("COBRA"), to provide continuation coverage to or with respect to any Business Employee and their beneficiaries in accordance with law with respect to any "qualifying event" occurring before the Closing Date, or occurring on or after the Closing Date if such Business Employee does not become a Transferred Employee. Purchaser shall be responsible for satisfying the obligations under COBRA to provide continuation coverage to or with respect to any Transferred Employee or their beneficiaries with respect to any "qualifying event" which occurs on or after the Closing Date.

(c) Seller shall be liable for and shall hold Purchaser harmless from and against any retiree welfare benefits to be provided to retirees of the Business who have actually retired prior to the Closing Date.

7.11 Educational Assistance Policy. To the extent a Transferred Employee successfully completes a course that is in progress prior to the Cut-Off Date, the expenses for which are reimbursable under the Seller Educational Assistance Policy, Seller shall reimburse such Transferred Employee for the eligible expenses under the terms and conditions of the Seller Educational Assistance Policy. The eligible expenses for any courses initiated and successfully completed by a Transferred Employee on or after the Cut-Off Date shall be reimbursed by the Purchaser under the Purchaser employee educational assistance plan.

7.12 Adoption Assistance Policy. To the extent a Transferred Employee incurs eligible expenses for an adoption of a child, the expenses for which are reimbursable under the Seller Adoption Benefit Plan, prior to the Cut-Off Date, Seller shall reimburse such Transferred Employee for the eligible expenses under the terms and conditions of the Seller Adoption Benefit Plan. Eligible expenses incurred by a Transferred Employee on or after the Cut-Off Date shall be reimbursed by the Purchaser under the Purchaser adoption benefit plan. For purposes hereof, an expense shall be considered to be "incurred" when the services giving rise to the expense are rendered.

7.13 Bonuses. With respect to the payment of the annual bonuses earned by the Transferred Employees in respect of the 2000 calendar year (the "2000 Incentive Bonus") under the applicable annual bonus plans of Seller as in effect immediately prior to the Closing Date (the "Seller Bonus Plan"), Seller shall pay and be solely liable for the proportionate share of the 2000 Incentive Bonus for the period commencing on January 1, 2000 and ending on the Cut-Off Date, and Purchaser shall pay and be solely liable for the proportionate share of the 2000 Incentive Bonus under the Seller Bonus Plan for the period commencing on the day after the Cut-Off Date and ending on December 31, 2000 (or such earlier date of termination of a Company Employee). The Seller's portion of a Transferred Employee's 2000 Incentive Bonus shall be determined in accordance with the Exhibit to the Seller Bonus Plan entitled "Amounts Payable from Incentive Compensation Plan if Changes in Employment Occur Pursuant to the Plan General Provisions." The Purchaser's portion of a Transferred Employee's 2000 Incentive Bonus, whether paid or payable for the period ending on December 31, 2000 or, if earlier, the period ending on such Transferred Employee's termination of employment from Purchaser, shall be determined based on the Transferred Employee's target bonus percentage previously disclosed to Purchaser for the 2000 bonus year.

7.14 Plant Closing Laws. Purchaser shall be responsible for providing any notice required pursuant to the United States Federal Worker Adjustment and Retraining Act of 1988, any successor United States federal law, and any other applicable plant closing notification law with respect to a layoff or plant closing relating to the Business that occurs as a result of or after the Closing caused by Purchaser on or after the Closing Date with respect to individuals employed by Seller in the Business prior to the Closing Date. For this purpose, Purchaser shall be deemed to have caused a mass layoff if the mass layoff would not have occurred but for Purchaser's failure to offer employment to the Business Employees. Seller agrees to cooperate with Purchaser to enable Purchaser to comply with its obligation hereunder.

7.15 Employee Communications. From the date hereof through the Closing, Seller and Purchaser agree to promptly give the other party prior written notice of, and to coordinate with the other party with respect to, any written communication to be delivered by Seller or Purchaser to the Business Employees regarding matters contained in or relating to the transactions contemplated under this Agreement or benefits or employment conditions that may or will apply to Transferred Employees.

                               ARTICLE VIII

                         CONDITIONS TO THE CLOSING

8.1 Conditions of Obligation of Each Party. The respective obligations of Purchaser and Seller to consummate the purchase and sale of the Assets and the assumption by Purchaser of the Assumed Liabilities contemplated hereby are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:

(a) No Injunction. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction in effect that restrains or prohibits the purchase of the Assets and/or assumption of the Assumed Liabilities hereunder.

(b) Regulatory Authorization. The applicable waiting period specified under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated.

(c) Transition Services Agreement. At or prior to the Closing Date, the parties will enter into the Transition Services Agreement.

8.2 Additional Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the purchase of the Assets and assumption of the Assumed Liabilities contemplated hereby is subject to the satisfaction, at or prior to the Closing Date, of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Seller contained in Article IV of this Agreement shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct in all respects as of such date, in each case, except where the failure to be so true and correct would not have a Material Adverse Effect (without giving effect to "materiality", "material" or Material Adverse Effect qualifications contained in such representations and warranties). In determining whether this condition is satisfied, any Excluded Liabilities (and any changes in Excluded Liabilities) shall not be taken into account.

(b) Performance of Covenants. Seller shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c) Certificate. Purchaser shall have received a certificate of Seller, dated the Closing Date, executed by the chief executive officer or chief financial officer of Seller, to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.

(d) Consents and Approvals. All consents, waivers, authorizations and approvals of third Persons as are set forth in Section 8.2(d) of the Seller Disclosure Schedule shall have been obtained.

(e) Receipt of Financing. Purchaser shall have received, on terms reasonably satisfactory to Purchaser and its counsel, the net proceeds of the Financing contemplated by the Bank Commitment Letter or of other financing in the same aggregate amount which is on terms substantially similar to (and no less favorable to Purchaser than) those set forth in the Bank Commitment Letter heretofore delivered to Seller (without regard to any amendments or changes that may from time to time be made to the Bank Commitment Letter in accordance with the terms thereof), sufficient, together with available cash, to (i) consummate the transactions contemplated hereby and (ii) pay the fees and expenses of Purchaser in connection with the transactions contemplated by this Agreement.

8.3 Additional Conditions to the Obligations of Seller. The obligation of Seller to consummate the sale of the Assets and assumption by Purchaser of the Assumed Liabilities contemplated hereby is subject to the satisfaction, at or prior to the Closing Date, of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Article V of this Agreement shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date, except to the extent that any representation and warranty is made as of a specified date other than the Closing Date, in which case such representation and warranty shall be true and correct in all respects as of such date, in each case, except where the failure to be so true and correct would not have a material adverse effect on the benefits to be provided to Seller from the transactions contemplated hereby. In determining whether this condition is satisfied, any Assumed Liabilities (and any changes in Assumed Liabilities) shall not be taken into account.

(b) Performance of Covenants. Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c) Certificate. Seller shall have received a certificate of Purchaser, dated the Closing Date, executed by the chief executive officer or chief financial officer of Purchaser, to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.

                                ARTICLE IX

                     TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(a) By mutual written consent of Seller and Purchaser;

(b) By either party upon written notice given to the other party in the event of a breach or default in the performance by such other party of any representation, warranty, covenant or agreement contained in this Agreement which breach or default (i) would result in a failure of a condition set forth in Section 8.1 or 8.2 (in the case of a breach by Seller) or Section
8.1 or 8.3 (in the case of a breach by Purchaser) to be satisfied and (ii) has not been, or cannot be, cured within 60 days of written notice of such breach or default which is given by the terminating party to the breaching or defaulting party;

(c) By either party upon written notice to the other party in the event that any Governmental Authority (including any court of competent jurisdiction) the consent of which is necessary for the consummation of the transactions contemplated hereby shall have issued an order, decree or ruling enjoining or otherwise prohibiting the purchase of the Assets and/or assumption of the Assumed Liabilities hereunder, and such order, decree or ruling shall have become final and non-appealable; or

(d) By either party upon written notice given to the other party in the event that the Closing shall not have taken place on or before December 31, 2000; provided, that the failure of the Closing to occur on or before such date is not the result of a breach of any covenant, agreement, representation or warranty hereunder by the party seeking such termination.

9.2 Effect of Termination. (a) In the event of the termination of this Agreement as provided above, this Agreement (other than this Section) shall become void and of no further force and effect and, other than in the event of a termination pursuant to Section 9.1(b) as a result of a willful material breach or default of any covenant or agreement by the non-terminating party and other than as provided in Section 2.5(b) and
Section 9.2(b), there shall be no duties, liabilities or obligations of any kind or nature whatsoever on the part of either party hereto to the other party based either upon this Agreement or the transactions contemplated hereby, except that the obligations of the parties referred to in Sections
4.18 and 5.5, the penultimate sentence of Section 6.2 and Section 12.2(a),
(b), (d) and (e) shall continue to apply following any such termination of this Agreement.

(b) Purchaser and Seller agree that Purchaser is to bear a significant portion of any risk associated with the financing condition set forth in
Section 8.2(e). Accordingly, in order to induce Seller to enter into this Agreement, Purchaser and Seller agree that Purchaser shall pay Seller promptly upon termination of the Agreement an amount of $10 million (minus the amount of the Down Payment plus Accrued Interest thereon) in liquidated damages if at the time of termination the conditions to Purchaser's obligations to consummate the purchase of the Assets and assumption of the Assumed Liabilities contemplated hereby that are set forth in Sections 8.1(a) and (b) and Section 8.2 (other than the requirements of Section 8.2(e)) shall have been satisfied (or Seller shall have been willing and able to fulfill such conditions upon due notice). Such payment will be made upon demand by Seller by wire transfer of immediately available funds to an account designated by Seller. Notwithstanding the foregoing, (i) Purchaser shall not be required to pay the amount described above if the failure of the condition set forth in Section 8.2(e) to be satisfied shall have been caused by Seller's breach of this Agreement (which, if curable, shall not have been cured within five Business Days of written notice referring to this Section) and (ii) if all of the conditions to Purchaser's obligation to consummate the transactions contemplated hereby (including the requirements of Section 8.2(e)) shall have been satisfied or waived by Purchaser and Purchaser shall have offered to consummate the Closing, but the Agreement shall be terminated without the Closing having been taken place as a result of Seller's not being willing to waive any closing condition it has under this Agreement, then Purchaser shall not be obligated to pay the amount described above (and Seller shall have any other rights it has under this Agreement.).

                  The parties agree that, unless there is a willful and material breach by Purchaser of any of its obligations under this Agreement, the liquidated damages amount set forth in this Section 9.2(b) shall be the sole and exclusive remedy of Seller for any claim, loss, cost, expense, damage or liability or obligation relating to the Agreement and the transactions contemplated hereby in the event such amount is payable and paid to Seller and that such amount is reasonable in proportion to the probable damages likely to be sustained by Seller if the transactions contemplated hereby are not consummated under such circumstances. The parties agree and acknowledge that the amount of actual damages to be sustained by Seller in the event of the nonconsummation of the transaction under the circumstances referred to above is uncertain and difficult to predict at this time and incapable of precise estimation. This Section 9.2(b) shall survive any termination of this Agreement. Any amount paid under this Section 9.2(b) shall be applied against any damages to which Seller may be entitled for a willful material breach by Purchaser so that Seller shall not be compensated twice for the same loss.

9.3 Extension; Waiver. At any time prior to the Closing, each of the parties hereto may (a) extend the time for the performance of any of the obligations or acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (c) waive compliance with any of the agreements of the other party contained herein or (d) waive any condition to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                 ARTICLE X

                                TAX MATTERS

10.1 Post-Closing Tax and Accounting Matters. Following the Closing, each of Purchaser and Seller will furnish to the other, at the other's expense, such necessary and available information and access to the personnel of Purchaser and its Affiliates or Seller and its Affiliates, as the case may be, as the other may reasonably request in connection with Tax and accounting matters of the other relating to the Assets. Purchaser and Seller will not destroy any information which is subject to this Section
10.1 for a period of six years after the Closing Date and thereafter shall not destroy any such information without giving at least 60 days' written notice to the other, and, if the other so requests within 60 days of receipt of such notice, Purchaser or Seller, as the case may be, shall deliver to the other or to its order, at the other's expense, such information intended to be destroyed.

10.2 Allocation of Consideration. Seller and Purchaser agree that they shall use, and shall cause their respective Subsidiaries to use, their reasonable best efforts to enter into an agreement (the "Allocation Agreement") as to the allocation of the Purchase Price (as adjusted pursuant to Article II) and the Assumed Liabilities among the Assets acquired hereunder. Purchaser shall initially prepare a draft of the Allocation Agreement (the "Proposed Allocation") and shall submit such Proposed Allocation to Seller within 90 days after the Closing Date. If, within 60 days after Seller's receipt of the Proposed Allocation, Seller shall not have objected in writing to such Proposed Allocation, the Proposed Allocation shall become the Allocation Agreement. In the event that Seller objects in writing within such 60 day period and Seller and Purchaser are unable to reach an agreement, the dispute shall be referred to a nationally recognized accounting firm mutually acceptable to Seller and Purchaser (the "Accounting Firm") for resolution, and the determination of the Accounting Firm shall be binding upon Seller and Purchaser and their respective Subsidiaries and shall constitute the Allocation Agreement, with Seller and Purchaser each bearing one-half of the costs, fees and expenses of the Accounting Firm. Seller and Purchaser agree to act, and to cause their respective Subsidiaries to act, in accordance with the allocations contained in the Allocation Agreement determined pursuant to this Section
10.2. Purchaser shall initially prepare for delivery to Seller a completed set of Internal Revenue Service Form 8594, including all additional information and materials required to be attached to such Form 8594 pursuant to the Treasury Regulations under Section 1060 of the Code. Such documents and forms shall be delivered to Seller for review no later than 60 days prior to the date any such forms are required to be filed. For all purposes hereunder, any indemnification payments pursuant to Article XI shall be treated as an adjustment to the Purchase Price.

                                ARTICLE XI

                              INDEMNIFICATION

11.1 By Seller. (a) Subject to subsections (b) and (c) of this Section 11.1, Seller shall indemnify and hold harmless Purchaser, its Affiliates, officers, directors, employees, agents, successors, and assigns and related entities from, and reimburse them for any, loss, cost deficiency, demand, assessment, expense (including all reasonable legal and expert fees and expenses), damage (including damages to Persons, property or the environment), liability, fines, penalties or claims but not including consequential, punitive or special damages (collectively, the "Indemnified Costs") arising out of or resulting from:

(i) any breach of any representation or warranty made by Seller in this Agreement;

(ii) Seller's breach of or failure to perform any of its covenants or agreements contained in or made pursuant to this Agreement (except with respect to any Excluded Liability or Excluded Asset to which clauses (iii) and (v), respectively, shall apply);

(iii) any Excluded Liability (whether known or unknown at the time of Closing);

(iv) any failure to comply with the terms and conditions of any applicable bulk sales or bulk transfer or similar laws that may be applicable to the bulk sale or bulk transfer of the Assets, notwithstanding Section 6.15; and

(v) any Excluded Asset.

(b) Notwithstanding the foregoing, Seller shall have no liability:

(i) to the extent of any insurance or other recovery received by a Person entitled to indemnification under Section 11.1(a) in respect of an Indemnified Cost an "Offsetting Recovery") (provided that the net present value of all actual increases (in the following year) in insurance premiums which are directly attributable to any such Indemnified Cost (the "Premium Recapture") is deducted from any such Offsetting Recovery for purposes of this Section 11.1(b)(i), provided further, however, that the Premium Recapture shall not exceed the amount of the Offsetting Recovery); and

(ii) to the extent that Purchaser or any Affiliate thereof realizes a Tax Benefit on or before the fourth anniversary of the Closing Date which is directly attributable to such Indemnified Cost.

(c) Notwithstanding the foregoing, Seller shall have no liability for indemnification pursuant to Section 11.1(a)(i) or (ii) unless the aggregate of all Indemnified Costs under Section 11.1(a)(i) or (ii) for which Seller would, but for this subsection (c), be liable exceeds on a cumulative basis an amount equal to $6 million, in which case Seller's liability shall be only for such excess, nor shall Seller be liable for any such Indemnified Costs that, when added to the amounts that Seller has otherwise paid pursuant to Section 11.1(a)(i) or (ii), exceed the amount of $100 million. Seller shall not be liable to pay Indemnified Costs more than once with respect to an Indemnified Cost resulting from the same facts, events or circumstances, even if such facts, events or circumstances constitute both an Excluded Liability and a breach of any representations and warranties for which Seller shall or would but for this provision be obligated to pay Indemnified Costs hereunder, provided, however, Seller shall be liable to pay for Indemnified Costs that arise out of the same facts, events or circumstances when the Indemnified Costs resulting from such facts, events or circumstances that are not duplicative or result in damages, costs or liabilities that were not indemnified pursuant to the first such indemnification payment.

11.2 By Purchaser. (a) Subject to subsections (b) and (c) of this Section 11.2, Purchaser shall indemnify and hold Parent, Seller, and their Affiliates, officers, directors, employees, agents, successors, and assigns, and related entities from, and reimburse them for, Indemnified Costs arising or resulting from:

(i) any breach of any representation or warranty made by Purchaser in this Agreement;

(ii) Purchaser's breach of or failure to perform any of its covenants or agreements contained in or made pursuant to this Agreement (except with respect to any Assumed Liability or Asset to which clauses (iii) and (iv), respectively, shall apply);

(iii) any Assumed Liability;

(iv) any Asset; and

(v) the ownership of the Assets or the operation or conduct of the Business, in each case from and after the Closing Date other than with respect to Excluded Assets or Excluded Liabilities.

(b) Notwithstanding the foregoing, Purchaser shall have no liability to the extent that Parent, Seller or any Affiliate thereof realizes a Tax Benefit which is directly attributable to such Indemnified Cost on or before the fourth anniversary of the Closing Date or receives insurance or other recovery in respect of an Indemnified Cost.

(c) Notwithstanding the foregoing, Purchaser shall have no liability for indemnification pursuant to Section 11.2(a)(i) or (ii) unless the aggregate of all Indemnified Costs under Section 11.2(a)(i) or (ii) for which Purchaser would, but for this subsection (c), be liable exceeds on a cumulative basis an amount equal to $6 million, in which case Purchaser's liability shall be only for such excess, nor shall Purchaser be liable for any such Indemnified Costs that, when added to the amounts that Purchaser has otherwise paid pursuant to Section 11.2(a)(i) or (ii), exceed the amount of $100 million. Purchaser shall not be liable to pay Indemnified Costs more than once with respect to an Indemnified Cost resulting from the same facts, events or circumstances, even if such facts, events or circumstances constitute both an Assumed Liability and a breach of any representations and warranties for which Purchaser shall or would but for this provision be obligated to pay Indemnified Costs hereunder, provided, however, Purchaser shall be liable to pay for Indemnified Costs that arise out of the same facts, events or circumstances when the Indemnified Costs resulting from such facts, events or circumstances that are not duplicative or result in damages, costs or liabilities that were not indemnified pursuant to the first such indemnification payment.

11.3 Indemnification Procedure. (a) Any Person claiming indemnification pursuant to this Agreement shall promptly notify the indemnifying party in writing of the occurrence of any event that such party asserts is or may be an indemnifiable event pursuant to this Agreement and shall describe in reasonable detail the facts, events and circumstances relating to the subject matter of such claim and the amount (if reasonably calculable) of the Indemnified Costs in connection therewith. If such event involves the claim of any third party, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, assume control over (in which case the indemnifying party shall assume all expense with respect to) the defense, settlement, adjustment or compromise of such claim.

(b) The indemnified party shall have the right to employ separate counsel in any action or claim and to participate in the defense thereof at the expense of the indemnifying party only (i) if the retention of such counsel has been specifically authorized by the indemnifying party or (ii) if the counsel is retained because the indemnifying party does not notify the indemnified party within 60 days after receipt of a claim notice that it elects to undertake the defense thereof.

(c) The indemnifying party shall obtain the prior written approval of the indemnified party before entering into any settlement, adjustment, or compromise of such claim or ceasing to defend against such claim that provides for any relief other than the payment of monetary damages with respect to the indemnified party.

(d) If the indemnifying party does not assume control over the defense of such claim as provided in Section 11.3(a) within 60 days of receipt of notice thereof, the indemnified party shall have the right to defend the claim in such manner as it may deem appropriate and to settle, adjust, or compromise such claim and shall not thereby waive any right to indemnification hereunder.

(e) In the event that the indemnifying party reimburses the indemnified party for any third party claim, the indemnified party shall remit to the indemnifying party any reimbursement that the indemnified party subsequently receives for such third party claim.

(f) Any matter as to which a claim has been asserted by written notice in accordance with Section 11.3(a) to the indemnifying party that is pending or unresolved at the end of any applicable survival period shall continue, to the extent permitted by law, to be covered by this Article XI notwithstanding any applicable statute of limitations (which the parties hereby toll with respect to each other) or the expiration of such survival period until such matter is finally terminated or otherwise resolved by the parties under this Agreement or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

(g) The right to indemnification pursuant to this Section 11.3 shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or obligation.

11.4 Survival. Except for the representations and warranties set forth in
Section 4.1 and Section 4.2, each of which shall survive forever, and
Section 4.12 and Section 4.14(a), each of which shall survive until 30 days after the expiration of the applicable statute of limitations (as such periods may be extended by request of the applicable Governmental Authority) with respect to such representations and warranties, the remaining representations and warranties made herein or in any other documentation delivered pursuant to this Agreement and the covenants and agreements to be performed on or prior to the Closing Date shall survive until the completion of the audit for the year ending December 31, 2001 but no later than March 31, 2002; provided, that (a) expiration of a representation, warranty, covenant or agreement shall not affect the obligations of a Party with respect to claims for indemnification for which notice has been given to the indemnifying party in accordance with Section
11.3 prior to such expiration and (b) all covenants, agreements and indemnification matters that contemplate or may involve actions to be taken or obligations in effect after the Closing shall survive until the third anniversary of the Closing Date unless otherwise provided herein or unless it is evident from the context that such obligations should survive beyond that date; provided, that this clause (b) shall not apply to the indemnification obligations of Seller under Sections 11.1(a)(iii), (iv) and
(v), or of Purchaser under Sections 11.2(a)(iii), (iv) and (v).

11.5 Exclusivity. The indemnification provided in this Article XI shall be the exclusive remedy for a breach of any representation or warranty in this Agreement or of the covenant set forth in Section 6.1(b)(xiii), provided that no party hereto shall be deemed to have waived any right of recourse (whether a claim under this Article XI or otherwise) arising from fraudulent conduct of any other party hereto.

11.6 Limits on Environmental Indemnification. Each of Purchaser and Seller shall inform the other promptly in writing upon its receipt of any Third Party Environmental Claim or its obtaining Knowledge (as defined for purposes of this sentence in the immediately following sentence) of any basis for any Third Party Environmental Claim or any Release or requirement for a Cleanup, provided that the failure of a party to so promptly inform the other party shall not affect the rights or obligations of either party (including indemnification rights or obligations) except to the extent that such failure to give prompt notice adversely affects the other party. For purpose of the preceding sentence, "Knowledge" with respect to Purchaser means the actual knowledge of any employees of Purchaser or its Subsidiaries set forth on Section 11.6 to the Purchaser Disclosure Schedule, and "Knowledge" with respect to Seller means the actual knowledge of any employees of Seller or its Subsidiaries set forth on Section 11.6 to the Seller Disclosure Schedule, provided that each of Purchaser and Seller shall establish mutually satisfactory policies and procedures designed to seek to inform the persons listed on Section 11.6 to the Purchaser Disclosure Schedule of any Third Party Environmental Claim or any Release or requirement for a Cleanup of which any person in their organization is aware. Subject to the provisions of Section 11.3 hereof, Seller shall be entitled to manage and control any Cleanup and other remediation activities undertaken in connection with its indemnification obligations under this Agreement relating to Environmental Laws, and as such shall have reasonable access to the Assets and the right to determine, in its reasonable discretion, the Cleanup measures that are required to comply with Environmental Laws; provided, however, that (i) nothing herein purports to authorize Seller to fail or refuse to comply with or fulfill the terms of any order of a Governmental Authority unless such order is subject to appeal or (ii) to prevent Purchaser from taking actions with regard to Cleanup that are reasonably required in order for it to comply with Environmental Law. Subject to clause (ii) of the preceding sentence and to the following sentence, Purchaser and Seller shall reasonably cooperate with respect to any Third Party Environmental Claims or Cleanup, and Purchaser shall not take any action contrary to Seller's reasonable direction with respect to a Cleanup. If at any time Seller assumes control over a matter as provided in Section 11.3, then it shall thereafter direct the communications with respect thereto and afford Purchaser a reasonable opportunity to participate, except that nothing herein shall prevent Purchaser from complying with law, responding to a governmental request for information or otherwise providing legally required notice to a Governmental Authority, but in such cases, Purchaser shall notify the Seller of the nature and substance of the proposed compliance with law or communication, give Seller reasonable opportunity to comment thereon, and not unreasonably refuse to incorporate Seller's comments. Notwithstanding any other provision herein, Seller shall not be required to indemnify Purchaser or any party indemnified hereunder due to its relationship with Purchaser with respect to any Indemnified Costs arising out of or attributable to (i) internal costs or overhead of any such indemnified party or (ii) any modification or change in the operations of the Business or use of the Assets to a non-industrial or non-commercial use after the Closing. The indemnification provided in this Article XI shall be the exclusive remedy with respect to any Third Party Environmental Claim, Cleanup obligation, or other Liability relating to Environmental Laws under this Agreement; provided that no party hereto shall be deemed to have waived any right of recourse (whether a claim under this Article XI or otherwise) arising from fraudulent conduct of any party hereto.

                                ARTICLE XII

                               MISCELLANEOUS

12.1 Amendment and Modification; Waiver of Provisions. This Agreement may be amended, modified or waived only by a written instrument executed by all of the parties hereto. The failure of any party at any time or times to require performance of any provision of this Agreement shall in no manner affect the right of such party at a later date to enforce the same. No waiver by any party of any condition or the breach of any provision, terms, covenant, representation or warranty contained in this Agreement in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

12.2 Expenses. The parties agree that fees and out-of-pocket expenses shall be paid as follows:

(a) Fees and disbursements of counsel, consultants and accountants shall be paid by the party retaining such Persons;

(b) Each party shall bear its own expenses incurred with respect to filings under the HSR Act and obtaining all required consents, authorizations, orders or approvals of, filings or registrations with, and notices to, Governmental Authorities; provided that each party shall pay one half of the filing fee under the HSR Act;

(c) Purchaser shall be responsible for 75% and Seller shall be responsible for 25% of any sales or transfer Taxes arising from the transfer of the Assets to Purchaser or assumption of the Assumed Liabilities by Purchaser. Seller and Purchaser shall use their commercially reasonable efforts to minimize the sales and transfer Taxes to be allocated pursuant to the immediately preceding sentence, including by securing any reasonably available exemption and, in the case of Purchaser, by making any available election to collect use Tax from its lessees in lieu of the imposition of such sales or transfer Taxes, provided that Purchaser will elect to collect use Tax from its lessees if, and only to the extent that, Seller has collected and currently collects use Tax from such lessee during periods prior to the Closing. Seller shall, in consultation with Purchaser, prepare and file any Tax Returns relating to such sales and transfer Taxes. Seller shall notify Purchaser in writing within 10 days of receipt by Seller of written notice of any pending or threatened audit, notice of deficiency, proposed adjustment, assessment, examination or other administrative or judicial proceeding, suit, dispute or other claim, in each case relating to the sales and transfer Taxes described in the first sentence of this
Section 12.2(c) (a "Sales Tax Claim"), provided that notice under this sentence shall not be considered delinquent unless it materially and adversely affects Purchaser's participation rights with respect to such Sales Tax Claim. In the event that the Sales Tax Claim relates exclusively to sales and transfer Taxes described in the first sentence of this Section 12.2(c), or it is reasonably practicable to segregate the portion of the Sales Tax Claim relating solely to sales and transfer Taxes described in the first sentence of this Section 12.2(c), then:

                  (i) if the Taxing Authority asserting a Sales Tax Claim will allow Purchaser to defend such Sales Tax Claim in Purchaser's own name, then Purchaser shall conduct the defense of such Sales Tax Claim or segregated portion, as the case may be, and Seller shall be entitled to participate at its own expense in such Sales Tax Claim or segregated portion, as the case may be; or

                  (ii) if the Taxing Authority asserting a Sales Tax Claim will not allow Purchaser to defend such Sales Tax Claim in Purchaser's own name, then Seller shall conduct the defense of such Sales Tax Claim or segregated portion, as the case may be, and Purchaser shall be entitled to participate at its own expense in such Sales Tax Claim or segregated portion, as the case may be.

In the event that the Sales Tax Claim does not relate exclusively to sales and transfer Taxes described in the first sentence of this Section 12.2(c), and it is not reasonably practicable to segregate the portion of the Sales Tax Claim relating solely to sales and transfer Taxes described in the first sentence of this Section 12.2(c), Seller shall conduct such the defense of such Sales Tax Claim and (i) Seller shall keep Purchaser fully informed of developments in such Sales Tax Claim as it relates to sales and transfer Taxes described in the first sentence of this Section 12.2(c),
(ii) Purchaser shall be entitled to receive appropriately redacted copies of all documents and correspondence related to such Sales Tax Claim, and
(iii) Seller shall consult in good faith with Purchaser as to the status of such Sales Tax Claim and shall seek Purchaser's counsel as to strategies to be taken in connection therewith. The party controlling the defense of a Sales Tax Claim shall not settle or compromise the portion of a Sales Tax Claim relating to sales and transfer Taxes described in the first sentence of this Section 12.2(c) without the prior written consent of the party not controlling the defense of such Sales Tax Claim, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, neither Seller nor Purchaser shall be required to contest any Sales Tax Claim, provided that the party controlling the defense of such Sales Tax Claim shall be required to contest a Sales Tax Claim if (i) the party not controlling such Sales Tax Claim supplies an opinion of a "Big Five" accounting firm that has had no material relationship with such party or its Affiliates during the preceding two years or of nationally recognized independent tax counsel, in either case to the effect that there is a reasonable basis for such contest, and (ii) the portion of such Sales Tax Claim relating to sales and transfer Taxes described in Section 12.2(c) exceeds $250,000. If Seller chooses not to contest any Sales Tax Claim asserted by a Taxing Authority which will permit Purchaser to defend such Sales Tax Claim in Purchaser's own name, Purchaser may elect to contest such Sales Tax Claim, provided that in no event will Seller be obligated to pay more in settlement of such Sales Tax Claim than it would have been obligated to pay with respect to such Sales Tax Claim had such Sales Tax Claim not been contested either by Seller or by Purchaser;

(d) Seller shall be solely responsible for the fees and expenses of Morgan Stanley Dean Witter & Co. and Donaldson, Lufkin & Jenrette, and Purchaser shall be solely responsible for the fees and expenses of Salomon Smith Barney; and

(e) All other fees and out-of-pocket expenses incurred in connection with the transactions contemplated hereby shall be paid by the party incurring such expenses.

12.3 Successors and Assigns; Assignments. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective transferees, successors and assigns. No party hereto may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other parties, except Purchaser may assign its rights, but not its obligations, hereunder to its financing sources and may assign certain or all of its rights and obligations (provided it continues to fully and unconditionally guarantee such obligations) to a subsidiary or other entity controlled by Purchaser in connection with obtaining financing for the transactions contemplated hereby, and any such attempted assignment or delegation without such consent shall be null and void.

12.4 No Third Parties Benefited. Except for the provisions of Article XI which are intended for the benefit of, and to be enforceable by, any of the Indemnified Parties and their respective successors, heirs and personal representatives. This Agreement is made and entered into for the protection and benefit of the parties hereto and their permitted successors and assigns, and no other Person shall be a direct or indirect beneficiary of or have any direct or indirect cause of action or claim in connection with this Agreement or any of the documents executed in connection herewith.

12.5 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered personally, by courier, by telecopy or by mail (regular, certified or registered), postage prepaid, addressed as follows:

                  If to Seller:

                           Transamerica Leasing, Inc.

                           c/o Transamerica Corporation
                           The Transamerica Pyramid
                           600 Montgomery Street
                           San Francisco, California  94111

                           Attention:    Richard H. Fearon
                           (Telecopy:    (415) 983-4164)

                  and to:

                           Transamerica Leasing, Inc.
                           100 Manhattanville Road
                           Purchase, New York  10577

                           Attention:    Edward T. Mann
                           (Telecopy:    (914) 697-2502)

                  and to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019

                           Attention:    Daniel A. Neff, Esq.
                                            and
                                         Trevor S. Norwitz, Esq.
                           (Telecopy:    (212) 403-2000)

                  If to Purchaser:

                           Interpool, Inc.
                           633 Third Avenue, 17th Floor
                           New York, NY  10017

                           Attention:    Raoul Witteveen
                           (Telecopy:    (212) 986-2038)

                  and to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, New York  10036

                           Attention:    Paul T. Schnell, Esq.
                                                 and
                                         Richard J. Grossman, Esq.
                           (Telecopy:    (212) 735-2000)

or to such other address as a party may from time to time designate in writing in accordance with this Section. Each notice or other communication given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been received (a) on the Business Day it is sent, if sent by personal delivery, or (b) on the first Business Day after sending, if sent by overnight delivery, properly addressed and prepaid or (c) upon receipt, if sent by mail (regular, certified or registered); provided, however, that notice of change of address shall be effective only upon receipt. The parties agree that delivery of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.5, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

12.6 Law Governing. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, without giving effect to the choice of law provisions thereof.

12.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

12.8 Entire Agreement. This Agreement and the schedules, annexes, and exhibits hereto, and the Confidentiality Agreement constitute the entire Agreement among the parties and supersede and cancel any and all prior agreements, written or oral, among them relating to the subject matter hereof and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof.

12.9 Choice of Forum; Waiver of Jury Trial. Any judicial proceeding brought against any of the parties hereto with respect to his Agreement shall be brought in any court of competent jurisdiction in the Southern District of New York irrespective of where such party may be located at the time of such proceeding, and by execution and delivery of this Agreement, each of the parties to this Agreement hereby consents to the exclusive jurisdiction of any such court and waives any defense or opposition to such jurisdiction. To the extent permitted by Applicable Law, the parties hereby irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

12.10 Headings. The article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

12.11 Severability. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that such restriction may be enforced to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.


                  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their duly authorized officers, as of the day and year first above written.

                            TRANSAMERICA LEASING INC.

                            By:      /s/ Richard H. Fearon
                                ----------------------------------------------
                            Name:    Richard H. Fearon
                            Title:   Authorized Signatory


                            INTERPOOL, INC.

                            By:      /s/ Martin Tuchman
                                ----------------------------------------------
                            Name:    Martin Tuchman
                            Title:   Chairman and Chief Executive Officer